NO ACT

DC
PO
2-1-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





March 13, 2008

Andrew R. Schleider
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/13/2008

Re: The AES Corporation
Incoming letter dated February 1, 2008

Dear Mr. Schleider:

This is in response to your letters dated February 1, 2008 and February 15, 2008 concerning the shareholder proposal submitted to AES by Dwane G. Ingalls. We also have received letters from the proponent dated February 11, 2008 and February 19, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Dwane G. Ingalls
1600 S. Paddock Road
Greenwood, IN 46143

SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069

WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

aschleider@shearman.com
(212) 848-7293

February 1, 2008

Via Federal Express
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Exclusion of Shareholder Proposal by Dwane G. Ingalls in the Proxy Statement of The AES Corporation pursuant to Rule 14a-8

Ladies and Gentlemen:

We represent The AES Corporation, a Delaware corporation (the "Company" or "AES"), in connection with the above-referenced shareholder proposal (the "Proposal"). This no-action letter is submitted pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and sets forth the reasons for excluding the Proposal from the Company's proxy statement (the "Proxy Statement") relating to its 2008 annual meeting of stockholders, which is currently scheduled to be held on April 24, 2008. A copy of the Proposal and supporting statement is attached hereto as Exhibit A.

As described below, the Company believes that the Proposal may be omitted from its Proxy Statement in accordance with: (i) Rule 14a-8(i)(10) because the Proposal has been substantially implemented, (ii) Rule 14a-8(i)(7) since the Proposal deals with a matter relating to the Company's ordinary business operations, (iii) Rule 14a-8(i)(4) as the Proposal relates to the redress of a personal grievance and (iv) Rule 14a-8(i)(5) because the Proposal relates to a matter not significant to its business. The Company respectfully requests the staff of the Division of Corporation Finance (the "Staff") of the Securities Exchange Commission (the "Commission") to confirm that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Statement.

In accordance with Rule 14a-8(j), six copies of this letter, including the Proposal attached as Exhibit A hereto, are being submitted to the Staff. By copy of this letter and the attachments, the Company has notified the Proponent of its intention to omit the Proposal from the Proxy Statement.

I. Waiver of 80-day Requirement under 14a-8(j)(1)

Pursuant to Rule 14a-8(j)(1), this letter must be filed with the Commission no later than 80 calendar days before the Company files its definitive Proxy Statement with the Commission, unless, if permitted by the Commission, it can show "good cause" for missing the deadline. In this case, the Company believes it can demonstrate good cause because the proposal was received by the Company after the 80-day deadline had already passed. Specifically, the timeline of the proposal and this response occurred as follows:

- The date of last year's annual meeting of stockholders was June 25, 2007.
- The proxy statement for the 2007 annual meeting stated that proposals for next year's annual meeting needed to be submitted to the Company by no later than January 24, 2008 (which, in accordance with Rule 14a-8(e)(2), is 120 calendar days before the date of the Company's proxy statement for the 2007 annual meeting).
- In December 2007, the Company decided to hold its 2008 annual meeting of stockholders on April, 24, 2008, in accordance with its historical practice of holding the annual meeting in April. The 2007 annual meeting of stockholders was held on June 25, 2007 due to the fact that as a result of a restatement of its financial statements the Company did not file its annual report of Form 10-K for the fiscal year ended December 31, 2006 until May 23, 2007.
- The Company received the Proposal on January 23, 2008.
- The Company filed this letter with the Commission as soon as reasonably practicable after receipt of the Proposal.

We note that the Staff has waived the 80-day requirement on a number of occasions under similar circumstances where the registrant's primary reason for not being able to comply with the 80-day requirement was due to the fact that the registrant had advanced the date of the annual meeting. *See Continental Airlines, Inc. (January 27, 2004)* (waiver granted where company had changed the date of its annual meeting of stockholders from May 14 to March 12, 2004 and the company filed its letter of objection with the Staff shortly after receipt of the proposal on November 26, 2003). *See also: U S Liquids Inc., (April. 03, 2002)*; and *Lifeline Systems, Inc., (April 06, 2000).* In another instance where the Staff granted the 80-day waiver and the date of the annual meeting was advanced, the issuer received a deficient shareholder proposal more than 80 days before the filing of its proxy statement, but because the issuer provided the shareholder with the opportunity to correct the deficiency before it filed its no-action request with the Staff, it did not submit its request within the 80-day period. *AT&T Corp., (February 19, 2004).*[1]

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[1] We note that there are also instances where the Staff did not waive the 80-day requirement when the issuer advanced the date of its annual meeting. *See Financial Industries Corp., (Mar. 28, 2003) and Exelon Corp., (Mar. 15, 2001).* However, in *Financial Industries* and *Exelon*, the registrant received the shareholder proposal more than 80 days before the registrant filed its proxy statement, and yet each waited beyond the 80-day period before it filed its no-action request with the Staff. In *Financial Industries*, the registrant filed its request approximately a month and a half after its receipt of the shareholder proposal and in *Exelon*, the registrant did not file its no-action request until three and a half months after it received the proposal. In the case at hand, AES received the Proposal within the 80-day period and is filing this letter as soon as reasonably practicable.

II. The Proposal

The Proposal requests that the board of directors of the Company (the "Board") include the following resolution in the Proxy Statement:

"Whereas:

- In 1992, AES reported that its Shady Point facility in Okalahoma falsified environmental reports to the United States Environmental Protection Agency and to the state of Oklahoma;
- The announcement resulted in a loss of over 50% of shareholder value;
- AES announced that nine plant technicians were solely responsible for the reported falsification;
- AES Shady Point management was engaged in late night shredding of documents while investigations into the falsification of environmental records were being conducted;
- A member of AES Shady Point management received an employment separation agreement shortly after threatening to publish a "tell-all" book about the falsification incident;
- During the 2007 AES Shareholder's Meeting, when specifically questioned about management's late night shredding of documents at Shady Point during investigations into the falsification of environmental records, Chairman Darman responded that the Board was not aware of the AES Shady Point details; and
- The KPMG 2005-2006 Integrity Survey reported that 74% of US employees observed misconduct in the workplace with half reporting that what they had observed could cause a significant loss of public trust if discovered.

BE IT RESOLVED: The shareholders request the Board of Directors to commission an independent investigation of management's involvement in the falsification of environmental reports at its Shady Point facility, and to issue a report to the shareholders, by December 31, 2008 of the Board's findings together with Board recommendations and company action to be taken as a result of the Board's findings."

III. Exclusion of the Proposals is permitted under Rule 14a-8

A. Rule 14a-8(i)(10) – The Proposal may be permissibly excluded from the Proxy Statement because the Company has already substantially implemented it.

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal if the "company has already substantially implemented the proposal." The Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of a proposal, or has implemented the essential objectives of a proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). *See Honeywell Int'l Inc. (February 29, 2000)* (no-action request granted regarding the exclusion of a proposal to institute an investigation into whether or not management used improper accounting practices when the company already continually monitored its accounting practices); *Sears Roebuck and Co. (February 22, 1998)* (proposal to have the board investigate mishandling of certain agreements was substantially implemented where the company had already conducted investigations into the matter). It is on this basis that the Proposal may be excluded because, as demonstrated by the facts set forth below, the Company has thoroughly investigated the subject matter of the Proposal (which occurred over 15 years ago), informed the proper regulatory authorities and shareholders of the matter, disciplined those responsible and took appropriate remedial action to prevent such an incident from occurring again and, as a result, the Proposal has already been substantially implemented.

In June 1992, the Company discovered that between January 15, 1991 and mid-April 1992, certain employees working at the water treatment area at AES Shady Point, Inc.'s ("Shady Point") power plant in Poteau, Oklahoma had falsified water discharge monitoring data provided to the Environmental Protection Agency (the "EPA") and the Oklahoma Water Resources Board (the "OWRB"), so that the plant would not have to report violations of its National Pollution Discharge Elimination System permit. Upon discovering the incident, the Company conducted an internal investigation and also retained the law firm of Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C. ("Hall Estill") to investigate the matter. Both the Company's own internal investigation and the independent investigation conducted by Hall Estill concluded that water discharge data had been altered and falsified, and that certain technicians and low-level managers responsible for water treatment were involved, but that no one in senior management at Shady Point were involved in the violations.

As a result of this incident, the Company took the following corrective actions:

- disciplined the employees involved in falsifying the data by having them placed on probation, their salary reduced by 50% for three months, and/or transferred from the water treatment area into entry level positions elsewhere in the plant, and also required them to complete a course on ethical behavior;
- appointed an external environmental auditor to audit environmental compliance company-wide and to audit each plant annually;
- established a committee of the AES Board of Directors to provide oversight of all environmental reporting;
- strengthened the section on compliance with the law in the company-wide training program; and
- on June 18, 1992, voluntarily notified the EPA and the OWRB of the falsification of data from the Shady Point facility and submitted to them the results of the internal and external investigations.

On or about June 23, 1992, the Company issued a press release and sent a letter to shareholders informing them of all of the forgoing matters. This matter was also addressed in the letter to shareholders which was included in the 1992 annual report to shareholders. Copies of the press release and the two letters to shareholders are attached hereto as Exhibit B. In December 1992, the EPA ordered the Company to undertake corrective actions, which the Company completed.

A second investigation into the Shady Point matters occurred in March 1993, when an employee of Shady Point called the Company's hotline and claimed that he had information on additional reporting violations, that senior management at Shady Point had been aware of the data falsification, and that management had coordinated with Hall Estill in a cover-up of these and other violations at the plant. That employee and another employee of Shady Point (neither of whom was the Proponent) also sent letters to the EPA in January and February of 1993 requesting the agency to further investigate the matter at Shady Point. In response to these additional allegations, the Company retained the law firm Chadbourne & Parke ("C&P") to investigate, among other things, whether management had directed or had knowledge of the falsification of water discharge monitoring data at Shady Point, and whether management had coordinated with Hall Estill in a cover-up of these and other violations at the plant. After reviewing C&P's report, the Company concluded that no further action was required.

A third investigation into the matter at Shady Point occurred many years later — in 2004. As discussed further below in Section III.C, in March 2004 during discussions concerning his potential severance package, the Proponent made vague claims that the Company's management was implicated in the falsification of water treatment reports in the early 1990s at Shady Point. In response, the Company retained Williams & Connolly LLP ("W&C") to evaluate these allegations. W&C reviewed reports, interview notes and other documents produced during the previous investigations and also conducted their own interviews, including an interview of the Proponent. W&C ultimately issued a privileged and confidential report to the Company in June 2004. After reviewing W&C's report, the Company concluded that no further actions on the Proponent's allegations were necessary.

The above facts provided by the Company clearly demonstrate that the Proposal has been substantially implemented and, as a result, we and the Company are of the opinion that the Proposal may be excluded from the Company's Proxy Statement in accordance with Rule 14a-8(i)(10).

B. Rule 14a-8(i)(7) – The Proposal deals with matters relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a registrant may properly exclude a shareholder proposal from its proxy statement "if the proposal deals with a matter relating to the conduct of the company's ordinary business operations." The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of shareholders since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *SEC Release No. 34-40018 (May 21, 1998).* This policy, the Staff stated, rests on two central considerations. The first consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the Proposal seeks to 'micro-manage' the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In this case, both considerations support the Company's no-action request.

The Proposal is requesting an investigation into the Company's past compliance with laws and regulations and to make a report to shareholders on the Company's findings. A shareholder proposal requesting that a registrant study a segment of its business is considered excludable if such proposal relates to a matter of ordinary business. *SEC Release No. 34-20091 (August 16, 1983).* In that release, the Commission also stated that the Staff will review shareholder proposals requesting a report from the registrant to see "whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable." *Id.*

The Company is one of the world's largest global power companies with operations on five continents in twenty-eight countries and annual revenue in 2006 of approximately $11.5 billion. As the Staff is no doubt aware, the energy industry is heavily regulated. Concerns relating to regulation and compliance are central both to the Company's core competencies as well as its day to day operations. The Company's ability to generate, distribute and sell power in any country requires an extensive understanding of the applicable national, provincial and local regulations. For these reasons, the Company believes that its compliance with laws, rules and regulations and monitoring business practices to ensure such compliance, and investigations into alleged illegal activities are functions that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.*

A company's compliance with applicable laws is a matter of ordinary business and the Company's Board is better equipped than the shareholders to evaluate the need for the Company to investigate its management's compliance with laws, rules and regulations. In a long line of no-action letters, the Staff has consistently declined to recommend enforcement action against companies that omitted shareholder proposals requesting that the board of directors undertake actions to ensure compliance with laws related to ordinary business operations. For instance, in *Monsanto Company (November 03, 2005)*, the shareholder proposal called for the board of directors to create an ethics oversight committee of independent directors for the purpose of monitoring the company's domestic and international business practices to ensure compliance with the company's code of business conduct and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act. The Staff in *Monsanto* granted the company no-action relief in omitting the proposal from its proxy statement under the ordinary business exception "(i.e., general conduct of a legal compliance program)."

See also: Hudson United Bancorp (January 24, 2003) (proposal requested the board of directors to appoint an independent shareholders' committee to investigate possible corporate misconduct); *Allstate Corp. (February 16, 1999)* (proposal would require establishing an independent shareholder committee to investigate and prepare a report on whether there has been illegal activity by the company); *Citicorp (January 9, 1998)* (proposal requested the board of directors to form an independent committee of outside directors of the company to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts); *Humana Inc. (February 25, 1998)* (proposal urged the company to appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program); *Crown Central Petroleum Corp. (February 19, 1997)* (proposal requested that the board investigate whether the company and its franchisees are in compliance with applicable laws regarding sales of cigarettes to minors*); Lockheed Martin Corp. (January 29, 1997)* (proposal requested the audit and ethics committee to evaluate whether the company has a legal compliance program that is adequate to prevent and respond to violations of law, particularly with respect to laws and regulations that concern conflicts of interest and hiring of former government officials and employees, and to prepare a report on its findings); *Xerox Corp. (February 29, 1996)* (proposal requested the board of directors to appoint a committee to review and report on the company's adherence to human rights and environmental standards with respect to its overseas business); *AT&T (January 16, 1996)* (proposal requested the board of directors to initiate a review of the company's maquiladora operations, including the adequacy of wage levels and environmental standards and practices, and to make the summary report available to shareholders); *Newport Pharmaceuticals International, Inc. (August 10, 1984)* (proposal recommended that the board of directors appoint an independent special committee to investigate violations of laws by officers and directors, misuse of corporate funds, compensation to key executive officers, etc.).

A company's ability to decide on the need to conduct internal investigations relating to a company's ordinary business matters is also part of a company's day-to-day functions. Too much shareholder oversight in this area would create disruptions in the company's ability to conduct its business operations. The Staff has in the past agreed that deciding on the need to investigate certain matters falls in the area of ordinary business. The Staff in its response in *Potomac Electric Power Co. (March 3, 1992)* stated that "questions as to which, if any, matters involving the Company's operations should be investigated and what means should be used to do so appear to involve ordinary business operations." *See also Southern Co. (Brown) (March 13, 1990)* (shareholder proposal urged the company to hire an unbiased outside agency to review each allegation of past unethical activities and prepare a report for review by stockholders). Moreover, the evaluation of the conduct of a company's management relates to a company's ordinary business operations. *See UAL, Inc. (March 3, 1986)* (three interrelated proposals requested the Board to provide detailed reports on various matters relating to the company's business, including a report on management's conduct during pre-strike negotiations with its pilots). The Proponent's Proposal to investigate and report on the involvement of Shady Point management in the "falsification of environmental reports" would be focused on individual actions of certain of the Company's officers in carrying out their management functions and would require a case-by-case analysis to determine whether such individuals violated any applicable laws. Such an investigation into actions by certain members of management relate to the Company's ordinary business operations.

Moreover, by compelling the Company to investigate compliance with legal and regulatory requirements at the Company's Shady Point facility, the Proposal is seeking to "micro-manage" part of the Company's usual operations. The Company currently has in place mechanisms to monitor its compliance with legal requirements and to determine whether there is a need for an investigation into any particular matter. As part of its ordinary day-to-day business, the Company's management, at the direction and oversight of the Board, determines the appropriate means for achieving the Board's and management's compliance monitoring functions. The Board provides this direction and oversight primarily through its Financial Audit Committee (the "Audit Committee") which is comprised of at least 3 directors all of whom are independent within the meaning of Section 10A of the Exchange Act.[2] The Audit Committee is charged with monitoring the Company's Code of Ethics and establishing procedures for the

[2] Furthermore, the Nominating and Corporate Governance Committee of the Board, pursuant to its charter, reviews the performance of each director, including those on the Audit Committee.

receipt, retention, treatment and review of complaints received by the Company regarding accounting, internal accounting controls, auditing and code of ethics matters, and the confidential, anonymous submission by employees of concerns regarding such matters. The Audit Committee also regularly reviews internal controls designed to prevent fraudulent business practices and to ensure compliance with legal and regulatory requirements. The Audit Committee created and now oversees the AES Ethics and Compliance Department, which has responsibility for training, communicating, monitoring and enforcing compliance with certain laws and with the Company's Code of Ethics. Moreover, the Company's Nominating, Governance and Corporate Responsibility Committee has the responsibility to periodically review the environmental compliance and the internal environmental audit programs of the Company and its subsidiaries. Similar to the Audit Committee, the Nominating, Governance and Corporate Responsibility Committee may conduct or authorize investigations into matters within its scope of responsibilities. Both committees may retain independent advisers or counsel in connection with the performance of their duties. Hence, senior management of the Company, the AES Ethics and Compliance Department or one of the Board committees should decide whether there is any need to investigate legal and regulatory compliance at any of the Company's subsidiaries, and not the shareholders.

Based upon the precedent of the Staff's no action letters set forth above and the facts provided by the Company in this letter, we and the Company are of the opinion that the Proposal may be excluded from the Company's Proxy Statement in accordance with Rule 14a-8(i)(7).

C. Rule 14a-8(i)(4) – The Proposal and supporting statement relate to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a registrant may properly exclude a shareholder proposal from its proxy statement "if the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large."

The Proponent was employed by a number of subsidiaries of the Company beginning in 1990 until his employment was terminated in May 2004. At the time his employment was terminated, the Proponent was a vice president of one of the Company's regulated utilities, Indianapolis Power and Light Company ("IPL"). On March 12, 2004, the Chief Executive Officer of IPL had a meeting with the Proponent and informed him that he was being fired from IPL due to performance related matters. At such time during the course of discussing the Proponent's severance package, the Proponent informed IPL's CEO that he had information about management's involvement in the Shady Point incident back in 1992. Upon learning this, it was decided that the Proponent was not to be fired, but instead placed on administrative leave until his allegations could be investigated. As described in Section III.A above, the Company appointed W&C to conduct the investigation. After reviewing W&C's privileged and confidential report of their investigation which was issued in June 2004, the Company determined that no further action need be taken in connection with the Shady Point matter.

In January 2005, the Proponent filed a claim against the Company, IPL and IPL's parent holding company, IPALCO Enterprises, Inc., in the Marion County Superior Court in the State of Indiana, alleging: (i) breach of employment contract, (ii) wrongful termination/retaliatory discharge, (iii) failure to pay all wages owed (which claim was subsequently dismissed pursuant to summary judgment) and (iv) defamation. In his deposition and in his complaint filed in connection with the litigation, the Proponent made the same accusations with respect to the Shady Point facility that are referred to in the Proposal. In December 2007, the court granted the defendants' motion for summary judgment and dismissed the Proponent's case.

Since the termination of his employment, in addition to his state lawsuit against the Company and its subsidiaries, the Proponent has undertaken a campaign to harass and annoy the Company in retaliation for his termination, as well as the Company believes, to coerce the Company to settle his lawsuit against the Company on terms favorable to him.

In January 2007, the Proponent filed a federal diversity action against the Company in the United States District Court for the Southern District of Indiana, alleging that the Company had breached an oral contract relating to the Proponent's employment and committed fraud and securities fraud against him. In August 2007, the District Court stayed the Proponent's federal lawsuit, finding that it was substantially identical to his state lawsuit against the Company.

The Proponent has also contacted and/or filed grievances with numerous government agencies and public officials alleging various improper acts by the Company and its subsidiaries (none of which relate to the Proponent's employment or termination) including: the United States Federal Energy Regulatory Commission ("FERC"), the Indiana Utility Regulatory Commission, the Indiana Office of Utility Consumer Counselor, the Governor of Indiana, the Indiana Inspector General and the Indianapolis Fire Department. The Staff should take note that, to the Company's knowledge, in none of these instances has the Proponent's efforts resulted in any enforcement action by any government agency or official, much less any finding that the Company or any of its subsidiaries engaged in any illegal or improper conduct. In fact, the FERC has informed the Company that it has dropped its investigation of the Proponent's allegations that were submitted to the agency.

In addition, the Proponent contacted the EPA in 2004 specifically with regards to the incident at Shady Point. To the best of the Company's knowledge, the EPA did not further investigate the matter after receiving the Proponent's letter.

Furthermore, the Proponent has accused the Company and its subsidiaries of wrongdoing in two local television news spots, including an accusation that the Company was somehow responsible for exploding manhole covers in Indianapolis in 2005. He also appeared in downtown Indianapolis during the Christmas season a few years ago dressed in a Santa suit and handing out flyers accusing the Company of alleged wrongdoing. A copy of the flyer is attached as Exhibit C hereto.

In December 2006, the Proponent submitted a shareholder proposal to be included in the Company's proxy statement for its 2007 annual meeting. The proposal requested the Company's board to create an ethics oversight committee for the purpose of monitoring the Company's business practices to ensure compliance with all applicable laws, rules, regulations and the Company's code of business conduct and ethics. In the proposal, the Proponent again attempted to tarnish the Company's image by alleging facts which suggested that the Company and its subsidiary had wrongfully terminated an employee (which presumably was the Proponent) who had raised ethical code violations to senior management. The Company believed it had grounds to exclude the Proponent's proposal and submitted to the Staff a no-action request, which was granted on January 9, 2007.

The Staff has repeatedly stated that a proposal may be excluded "if it appears from the facts presented by the registrant that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *SEC Release No. 34-19135 (October 14, 1982).* In fact, even in those situations where the proposal did not on its face evidence a personal claim or grievance, but rather was "drafted in such a way that it might relate to matters which may be of general interest to all security holders," the Staff has granted no-action relief to exclude the proposal where the company has presented facts which demonstrate that the proposal is an attempt to redress a personal grievance or further a personal interest. *Id.* In our and the Company's opinion, the Proponent's Proposal clearly fits within the parameters of Rule 14a-8(i)(4) permitting exclusion of the Proposal from the Company's Proxy Statement because the facts provided by the Company in this letter clearly demonstrate that the Proposal is just another attempt by the Proponent to redress his personal grievance against the Company.

Furthermore, the Company believes that the Proposal provides no benefits that would "be shared by the other shareholders at large." The subject of the Proposal is over fifteen years old and as discussed above in Section III.A, the Company already investigated the matter, disciplined those found to be responsible, voluntarily notified the appropriate regulatory authorities and shareholders, paid a fine and implemented corrective measures to prevent the occurrence of incidents like this in the future. As a result, no further benefit to the Company's shareholders would occur if this Proposal were to be adopted by the shareholders and implemented by the Company.

Numerous no-action letters issued by the Staff support the Company's request for no-action as well. In *The Southern Company (Jan 21, 2003)*, based on the personal grievance exclusion, the Staff similarly granted no-action relief to The Southern Company ("Southern") in connection with its request to exclude from its proxy statement a shareholder proposal which would have required the formation of a shareholder committee for the purpose of investigating complaints against Southern's management. In that instance, the proponent was a former employee of one of Southern's subsidiaries who was laid off as part of a workforce reduction. While the proposal itself was drafted in terms of appearing to be of interest to stockholders in general, the Staff granted the no-action relief based upon the facts presented by Southern which demonstrated that the proposal was another attempt by a disgruntled employee to redress his personal grievances against Southern. In *Merck & Co., Inc. (Jan. 22, 2003)*, the Staff also granted no-action relief based on the personal grievance exclusion in connection with Merck's request to exclude from its proxy statement a shareholder proposal which requested, among other things, the board of directors to establish strict standards of competence, personal and professional integrity and to appoint a council approved by the stockholders to review disputes and other issues regarding filling research and development positions, scientific priorities and ethical conduct and to carry out corrective measures in cases of demonstrated incompetence and professional misconduct. In *Merck*, the proponent was a former Merck employee whose supporting statement attached to the proposal accused various employees of Merck with incompetence, plagiarism and wrongful termination. *See also Exxon Mobil Corp. (March 05, 2001)* (proposal would require the establishment of a committee to investigate and review sexual activities on corporate property by company personnel, and to take remedial action); *Phillips Petroleum Co., (March 12, 2001)* (proposal would require the company to prepare a midyear shareholder report annually); *Texaco Inc., (March 18, 1993)* (proposal would limit the compensation paid to executives and former employees acting as consultants to an amount that is not more than 25 times the compensation paid to its lowest paid employee); *Pyramid Technology Corp., (December 04, 1992)* (proposal recommended that the company adopt a policy against entering into any golden parachute agreements with officers and directors unless such agreements are approved by the shareholders of the company); and *Cabot Corp. (November 08, 1988)* (proposal would require the establishment of an ethics committee and the repeal of provisions in the company's restated certificate of incorporation regarding limitation on liability and indemnification of directors).

Based on the facts provided by the Company in this letter and the precedent set forth in the no-action letters referenced above, we and the Company are of the opinion that the Proposal may be excluded from the Company's Proxy Statement based on the personal grievance exclusion set forth under Rule 14a-8(i)(4).

D. Rule 14a-8(i)(5) – The Proposal and supporting statements relate to a matter regarding operations of the Company which account for less than 5% of the Company's total assets, net earnings and gross sales and is not otherwise significantly related to the Company's business.

Rule 14a-8(i)(5) permits a registrant to exclude a proposal that relates to operations which account for less than 5% of its total assets, net earnings and gross sales for its most recent fiscal year and is not otherwise significantly related to the registrant's business.

The Proposal requests an investigation into matters relating to the AES Shady Point facility. For the fiscal year ended December 31, 2007, Shady Point accounted for approximately 1% of the Company's consolidated total assets, approximately 1% of the Company's total revenue and approximately 3% of the Company's income from continuing operations for the fiscal year ended December 31, 2007.[3] As shown, all the economic tests show that Shady Point is not economically significant to the Company.

We note that "there are many instances in which the matter involved in a proposal is significant to an issuer's business, even though such significance is not apparent from an economic viewpoint." *SEC Release 34-19135 (October 14, 1982)*. This can occur where a particular corporate policy is economically insignificant but "may have a significant impact on other segments of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* However, where the proposed policy is only "ethically significant in the abstract but [has] no meaningful relationship to the business," the registrant may omit the proposal. *Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554,561 n. 16 (D.D.C. 1985)*. In this case, while the Company recognizes that falsification of records by Company personnel is ethically significant

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[3] In 2007, AES sold its Venezuelan utility, EDC, and recorded a $876 million impairment charge as a result of the sale. Due to the large impairment charge, the net income of Shady Point as a percentage of the Company's net income, which is negative, is not a meaningful percentage and we believe it would be more appropriate to use income from continuing operations as a comparative measure.

and relevant to its business, the Company does not believe the specific incident discussed in the Proposal is relevant to the Company's current business or likely to subject the Company to significant contingent liabilities, particularly considering that the incident occurred over 15 years ago, the Company investigated the matter, notified the regulatory authorities and shareholders, paid a fine and executed a Consent Decree.

Moreover, the Company has instituted procedures and safeguards to ensure that incidents, such as that which occurred at Shady Point in 1992, will not be repeated. The Company currently has in place an environmental review process pursuant to which AES businesses, including Shady Point, are audited on a three-year cycle for compliance with AES environmental guidelines. The audit teams are comprised of AES personnel from facilities other than the facility being audited and, in some cases, outside environmental experts. The results of these audits are tracked on a company-wide basis and reported to the Company's Nominating, Governance and Corporate Responsibility Committee. Therefore, as environmental safeguards have already been implemented by the Company, an investigation into the 1992 incident is not relevant to and would not improve the current operations and practices of either the Company as a whole or the Company's Shady Point facility.

Based on the facts provided by the Company in this letter, we and the Company are of the opinion that the Proposal may be excluded from the Company's Proxy Statement based on the exclusion set forth under Rule 14a-8(i)(5) because the proposal relates to matters not significant to a registrant's business.

Conclusion

For the foregoing reasons, we and the Company hereby respectfully request that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's Proxy Statement under Rules 14a-8(i)(10), 14a-8(i)(7), 14a-8(i)(4) and/or 14a-8(i)(5).

Please also note that we, on behalf of the Company, issued a letter to the Proponent on January 28, 2008, notifying him that his request to the Company to include his shareholder proposal in the Proxy Statement was deficient because he failed to prove his eligibility. Pursuant to Rule 14a-8(b), the Proponent must be able to show that at the time he submitted his proposal, he had continuously held the Company's securities for at least one year. The Proponent included two letters from two brokers along with his request, but the letters were from February 2006 and therefore did not adequately support his eligibility to submit a shareholder proposal. We informed the Proponent that he had 14 days from the date of his receipt of our letter to timely correct this deficiency pursuant to Rule 14a-8(f). Although the 14 days have not passed, the Company recognizes that it is submitting this letter to the Staff less than 80 calendar days before the planned filing of its definitive proxy, and it does not wish to unnecessarily delay the process. Therefore, the Company is assuming in the interests of time that the Proponent will be able to rectify this deficiency in a timely manner. However, if the Proponent is not able to timely prove his eligibility, then the Company would respectfully submit a supplemental request letter to the Staff to omit the Proposal on the grounds that the Proponent is not eligible to submit a shareholder proposal for inclusion in the Proxy Statement.

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 848-7293, John Berkery at (212) 848-7765, Brian Miller, Executive Vice-President, General Counsel, and Corporate Secretary at (703) 682-6427 or Zafar Hasan, Assistant General Counsel of the Company at (703) 682-1110.

Very truly yours,



Andrew R. Schleider

Encl.

cc: Dwane G. Ingalls
Mr. Brian Miller, The AES Corporation
Mr. Zafar Hasan, The AES Corporation
John P. Berkery, Shearman & Sterling LLP

Exhibit A

The Proposal

(Certified mail: 70070220000387271660)

January 18, 2008

Brian Miller, Secretary
The AES Corporation
4300 Wilson Boulevard
11th Floor
Arlington, VA 22203

Dear Mr. Miller:

I am the beneficial owner of at least 125 shares of The AES Corporation (NYSE: AES). The value of my investment in the shares of AES is in excess of $2,000, and I have held the shares for more than one year and intend to hold the stock at least until the next annual meeting. As verification of my stock ownership, I attach the evidence I presented AES previously and state that these shares have been continuously held in my name directly or for me in street name by Merrill Lynch and TD Ameritrade from the date of verifications.

I submit the enclosed resolution for inclusion in AES' 2008 proxy statement for action by the stockholders at the 2008 annual meeting, whereby I, or a qualified representative, will present the resolution.

Respectfully submitted,



Dwane G. Ingalls
1600 S. Paddock Road
Greenwood, IN 46143

Encl: Shareholder Proposal
Verification of stock ownership (2)

AES SHAREHOLDER PROPOSAL 2008

INDEPENDENT INVESTIGATION AND REPORT

Submitted by Dwane G. Ingalls, 1600 S. Paddock Road, Greenwood, Indiana 46143

Whereas:

- In 1992, AES reported that its Shady Point facility in Oklahoma falsified environmental reports to the United States Environmental Protection Agency and to the state of Oklahoma;
- The announcement resulted in a loss of over 50% of shareholder value;
- AES announced that nine plant technicians were solely responsible for the reported falsification;
- AES Shady Point management was engaged in late night shredding of documents while investigations into the falsification of environmental records were being conducted;
- A member of AES Shady Point management received an employment separation agreement shortly after threatening to publish a "tell-all" book about the falsification incident;
- During the 2007 AES Shareholder's Meeting, when specifically questioned about management's late night shredding of documents at Shady Point during investigations into the falsification of environmental records, Chairman Darman responded that the Board was not aware of the AES Shady Point details; and
- The KPMG 2005-2006 Integrity Survey reported that 74% of US employees observed misconduct in the workplace with half reporting that what they had observed could cause a significant loss of public trust if discovered.

BE IT RESOLVED: The shareholders request the Board of Directors to commission an independent investigation of management's involvement in the falsification of environmental reports at its Shady Point facility, and to issue a report to the shareholders, by December 31, 2008 of the Board's findings together with Board recommendations and company action to be taken as a result of the Board's findings.

STATEMENT OF SUPPORT

The confidence of investors has been deeply shaken by corporate malfeasance at companies, such as Enron, WorldCom, and Tyco. In cases like these, it is often discovered that management mislead investors by covering up and/or by not properly disclosing the truth of very serious matters of great interest. Investors demand that companies adopt good, substantive governance policies to promote sustainable business as well as dependable disclosure of legal compliance by directors and management. Shareholders are extremely at risk with a practice of unethical management actions that go unreported and/or are displaced by using lower level employees as scape goats in a cover-up. Such actions by management, if unchecked due to a lack of attention by company directors, puts shareholders in the dubious position of bearing enormous financial consequence of such corrupt behavior. Management's past practice, particularly if undertaken successfully, is clear indication of likely current and future practices of management. Shareholders have the right to receive timely, accurate, and responsible reporting of management misconduct.



Merrill Lynch
Plan Participant Services
4803 Deer Lake Drive West
Jacksonville, FL 32246

February 9, 2006

DWANE E INGALLS
1600 S. PADDOCK RD
GREENWOOD IN 46143

Re: Duplicate AES Corp Share Holdings in account XXX-XX-2085

Dear Mr. Ingalls:

This letter is to inform you that you currently hold 93.7112 shares of AES Corp. These shares have been held for you in street name for more than one year.

If you have any other questions, please contact us at 1-800-637-3766. Representatives are available Monday through Friday from 8AM until 7PM EST.

Sincerely,

Jesse Hoxie
Research Specialist
Merrill Lynch
Plan Participant Services

Exhibit B

Press Release and Letters to Shareholders

FOR IMMEDIATE RELEASE

For: The AES Corporation
1001 N. 19th Street
Arlington, VA 22209

Contact: Robert F. Hemphill, Jr.
(703) 522-1315

ARLINGTON, VA, JUNE 23, 1992 -- The AES Corporation (NASDAQ-AESC) today released the attached letter which had previously been sent to shareholders and people at AES. The Company does not believe that there will be any material/financial impact from this matter.

The AES Corporation

Sunday, June 21, 1992

Dear Shareholders and People of AES:

Some disappointing news has just come to our attention which, consistent with our values, we felt we should share with you at the earliest opportunity. On Thursday, June 18, we notified the Environmental Protection Administration (EPA) and the State of Oklahoma that we had discovered in an internal review that some water discharge reports have been falsified at the AES Shady Point Plant in Oklahoma. While our investigation is continuing, these are the facts as we understand them today.

From January 15, 1991 to the middle of April 1992, a portion of the AES people working in the water treatment family at Shady Point doctored a number of water discharge samples so that violations of the NPDES (National Pollution Discharge Elimination System) permit would not have to be reported. The primary exceedences were sulfates and acid concentrations. To our knowledge no damage resulted to the Poteau River and the local environment.



It appears that no one in the management structure outside of the water treatment area was aware of these violations. The people involved say that they falsified the samples because they feared for their jobs if they reported a violation. Yet no one at AES has ever lost his or her job for telling the truth, nor will they ever, as long as we have anything to say about it.

This answer is hard to understand because these were the sort of minor excursions to be expected during the first year of operation of a new plant. Since discovering violations, we have adjusted operating procedures and are adding new equipment so that it should be highly unlikely for such exceedences to occur in the future.

This is a very serious breach of the law and our own values. Nevertheless, we have provided job secruity to the technicians involved in order to ascertain the facts from those people as quickly as possible. We are not certain that this was the right thing to do and we are reviewing this policy in case a similar situation occurs in the future.

1001 North 19th Street
Arlington, Virginia 22209
(703) 522-1315
Telecopier (703) 528-4510

What disappoints us most is that no one mentioned these violations in either of the two confidential and anonymous values surveys that were conducted at Shady Point during the time this was going on.

Clearly making false reports is a practice that cannot be tolerated. Accordingly, we have taken the following steps:

(1) The technicians who are determined to have been involved in falsifying the samples will be subject to sanctions to include: being placed on probation; salary reduction of 50% for three months; and transfer out of the water treating section into entry level positions elsewhere in the plant. They will also be required to complete a course on ethical behavior on their own time during the three month period.
(2) An external Environmental Auditor will be selected and appointed to audit environmental compliance company wide. Each plant will be audited annually.
(3) We have established an Environmental Audit Committee of the AES Board of Directors to provide oversight for all AES environmental reporting. They will also make suggestions as to any other steps we should take besides the ones we are reporting today. The Committee will be chaired by Russell Train, AES Board member and former Administrator of the EPA, and all of the outside directors will be members.
(4) We already have in process a company-wide training program which includes a section on compliance with the law. This section of the training will be strengthened.
(5) At a meeting we hope to have with the EPA this week, we will discuss the results of our investigation and findings to date. We will also inform the EPA of the other steps outlined above that we have taken.

This action raises serious questions in our minds about our performance relative to our values. One of the founding tenets of this Company is the shared values. We thought we had explained our values enough to everyone in AES that this sort of thing could never happen here. We are trying to treat people like adults, trusting in their honesty, judgment, maturity and professionalism -- rather than relying on detailed procedures, manuals, and minute supervisory oversight. We cannot comprehend why anyone would trade our integrity to make our environmental performance look better. We hope that the steps we have taken today address the problem, but are embarrassed and disappointed and angry that this could have happened in AES.

This letter only describes our initial understanding of the situation and we will keep you informed as additional facts are learned or events occur.

Sincerely,



Roger W. Sant
Chairman and CEO



Dennis W. Bakke
President and COO

A LETTER TO OUR SHAREHOLDERS


AES EARNINGS PER SHARE
DOLLARS PER SHARE
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0
$0.04
$0.11
$0.40
$1.24
1990
1991
1992

Dear Fellow Shareholders:

This was a year of testing for AES. We entered our second decade as a company with a year of outstanding performance in many arenas, but were challenged by other actions that fell well short of our own standards for adherence to values and nurturing relationships. The words of a popular country song seem to fit our view of 1992: "Sometimes you're the windshield, sometimes you're the bug."

Again this year, nearly every plant set records for reliability and all were outstanding in cleanliness, safety and cost reductions as well. We had a near flawless start-up of our Barbers Point facility in Hawaii. Overall, progress on new project development was outstanding, especially in the United Kingdom where we and our partners raised over one billion dollars to finance three plants representing approximately 1500 megawatts; progress was also good in the United States and other international locations. Earnings rose 31% to $56 million or $1.24 per share on sales of $401 million. Both were higher than expected in a year where the original budget was quite a stretch. Our stock price bounced all over, beginning the year at $34, dropping mid-year to $16.50 in June and rebounding in the last half of the year to finish at $27.75. It was a year during which all of us struggled with the meaning and consequences of events at Cedar Bay (Florida) and Shady Point (Oklahoma).

We will give you our assessment of 1992 using the framework of the four categories we have used for the last six years—shared values, plant operations, assets and sales backlog.

Shared Values

Remarkable as it seems to many of us, this year's scores from the shared values survey completed by AES people around the company regarding "integrity," "fairness," "fun," and "social responsibility" were as good as last year. As shown, even the "fun" scores were as high or higher almost everywhere. Generally, our inside culture/values as we measure them seem strong.

But, as a stark reminder of our fallibility, we had problems develop in connection with our standards in this area, including the misreporting to ourselves and EPA of waste water test samples at Shady Point (Oklahoma). This event heightened our sensitivity to environmental risks and raised awareness of the continuous efforts that must be maintained everywhere in the Company, from our plants to the Board of Directors. We have redoubled our training and installed a systematic environmental auditing program. And, we did not nurture relationships sufficiently with our neighbors at Cedar Bay (Jacksonville, Florida) or with local and state officials in Florida, with the result that miscommunication, misunderstandings

Integ

C

and insufficient support existed when local folks opposed the project. This eventually led us to sell our interest in the facility. While we do not believe the sale hurt us financially in any material way, we sold what we still believe to be a good plant from our portfolio. It was not the result we desired when we created the project—to say the least. We hope that the plant will be completed in a timely fashion and will provide the clean, reliable electricity to Florida that we intended it would.

Concurrent with the precipitous mid-year stock price decline we became aware that in some instances our actions may not have always been consistent with the standards we espouse. These deficiencies have already led to some changes in the Company and will receive more attention in 1993.

You will note in this report that by almost every measure of company performance—economics, reliability, environmental compliance (except for Shady Point), safety, new business development—1992 was a banner year. But we take the values and relationship failures seriously. Thus, almost every senior leadership person in the company took a reduction in cash compensation ranging from 3% to 24% for the year. We believe this fairly and accurately portrays our priorities, and reflects our own judgment of our performance.

AES VALUES SURVEY



INTEGRITY
FAIRNESS
FUN
SOCIAL RESPONSIBILITY
AVERAGE
1990
1991
1992

Plant Operations

It is difficult to imagine a better operational year in our plants. Our U.S. facilities had superb safety records with no serious accidents experienced. Lost time accidents were 34% of the industry average and recordable accidents, a less serious category, were 30% below this average. Deepwater (Texas) has now operated nearly six consecutive years without a "lost time" accident and Thames (Connecticut) is into its second year. Thames also this year had no "recordable" accidents. To have not even a cut finger or a bruised elbow among 76 hard-working people for an entire year is an astounding feat of attention to safety. We do have a safety challenge in the Northern Ireland facilities (NIGEN) we jointly own and manage with Tractebel of Belgium. In the past, safety in those facilities has not been adequately emphasized and people there are now making a special effort to improve safety.

The domestic plants continue to produce electricity cleanly with SO2 and NOx emissions averaging 52% below our permitted levels and 64% below the Federal Government's New Source Performance Standards. We still experience upsets and excursions periodically, however, and will continue efforts to minimize such occurrences. Eight million of the 52 million trees promised have been planted in Guatemala in cooperation with CARE, and the preservation by the Nature Conservancy of 143,000 acres

Exhibit C

The Flyer


IURC


OUCC


Gov.

Do you know your corporate Santa Clause? It's ...

- the Indiana Utility Regulatory Commission
- the Indiana Office of Utility Consumer Counselor
- the Governor Mitch Daniel's Administration

These Santa Clauses have known for nearly two years that AES and Indianapolis Power & Light may have been violating laws and hiding hundreds of millions of dollars from you...and they are trying desperately to keep this information under their Christmas trees!

IPL and AES were caught "red-handed" playing with their accounting numbers (Indy's own little Enron). What did our corporate Santa Clause do? The Office of Utility Consumer Counselor had secret meetings with AES/IPL and together they decided on a plan to stop playing with the numbers with no apparent mention of wrongdoing...and AES/IPL would refund $10,000,000 to consumers merely out of the goodness of their hearts (again no mention of a connection of wrongdoing). Pretty good deal for AES/IPL – hide hundreds of millions and pay 10 ... and we'll all just act like there was nothing going on! The Indiana Utility Regulatory Commission liked that plan too!

Would you like a real gift from these Santa Clauses? **How about a BIG reduction in that electricity bill that you get every month?** If so, call these Santa Clauses and tell them that you want a full rate-case review of IPL:

Indiana Utility Regulatory Commission: 232-2700
Indiana Office of Utility Consumer Counselor: 232-2424
Governor Daniel's Office: 232-4567


DEPOSITION
EXHIBIT
175



To AES:


To Indy:

February 11, 2008

RECEIVED
2008 FEB 12 PM 12:44
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Federal Express
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: No-Action Letter Sought by The AES Corporation with regards to a Shareholder Proposal by Dwane G. Ingalls for Inclusion in the Proxy Statement of The AES Corporation pursuant to Rule 14a-8

Dear Securities and Exchange Commission representatives:

I present these comments subsequent to the no-action request letter submitted by The AES Corporation ("AES") dated February 1, 2008. I am a former vice president of several AES subsidiaries and a former Director of IPALCO Enterprises, Inc., which is also a subsidiary of AES. As such, I have direct and unique knowledge of the issue I now raise as a shareholder. I regret the amount of seemingly off-topic comments, but given the excessive amount of off-topic comments offered by AES I have little option. AES has offered no substantive comments to justify exclusion of the Proposal, but rather offers personal attacks and conclusory remarks with the apparent objective of distracting the SEC from such weakness.

As a concerned shareholder of AES, I properly submitted the attached shareholder proposal (the "Proposal") to be included in the company's 2008 proxy statement (see Exhibit A). This proposal seeks to correct a very serious problem which is silently lurking within AES that poses detrimental harm to all shareholders. While much focus is on AES' Shady Point facility, the Proposal seeks to correct a corporate-wide concern of corporation cover-up and or the Board's failure to act responsibly to shareholders.

AES also requests a waiver of the 80-day requirement under 14a-8(j). AES offers no "good cause" for such waiver. The cause of AES's predicament has been under their control fully. The Proposal has been filed timely. The only reason for not meeting the required timing is that AES desires to schedule their annual meeting without regard to their SEC requirements. Better planning on AES's part deems such a waiver unnecessary.

AES state four rationales for omitting the Proposal, to which I comment further:

1. *Rule 14a-8(i)(10) - The Proposal has been substantially implemented*

   AES would have the SEC, as well as all shareholders, believe that the Proposal has been substantially implemented. Rather than address the corporate-wide concern, AES appears to be referring solely to the Shady Point incident. Even then, the Proposal has not been substantially implemented which causes shareholder concern that similar actions for shareholder benefit has not been properly implemented. AES reports in their request that "...the Company has thoroughly investigated the subject matter of the Proposal...", and further that "...no one in senior management at Shady Point were involved in the violation." This simply is not true as evidence by Mark Adams, a Vice President of an AES subsidiary who was also the chief financial offer of AES Shady Point during the time in question. In his deposition testimony on July 7, 2006, Mark Adams reports that Plant Manager, Bill Arnold, and Water Treatment supervisor, Rocky Cullens, were not only involved but that Mr. Cullens was observed shredding documents late at night while the so-called investigations were going on during the day. To further add suspicion, Mr. Cullens entered into a lucrative severance package in exchange for not publishing a "tell-all" book about the whole issue of falsification of environmental records to state and federal authorities. See exerts of deposition testimony of Mark Adams, Exhibit B.

Additionally, AES suggest that the Shady Point incident was again fully investigated in 2004. This too is not accurate. What AES has failed to report to you is that AES declined my offer to personally meet AES and or authorities at the Shady Point facility to show them exactly where I had archived records related to the incident (I was working as an engineering assistant at Shady Point at the time of the incident). It was clear during my so-called interview that AES had no interest in opening themselves to any potential market fallout similar to that which happened at the announcement of AES falsification of environmental records. Then too, when AES Chairman was asked during the AES 2007 annual shareholder's meeting about the late night shredding of documents that was taking place during the Shady Point investigation he remarked that the Board was unaware.

2. *Rule 14a-8(i)(7) - The Proposal deals with matters relating to the Company's ordinary business operations.*

AES seeks to trivialize the Proposal as ordinary business operations and or attempts to "micro-manage" the Company. To the extent the Company is involved in significant cover-ups targeted at misleading shareholders, this can not be considered ordinary business operations or attempts to micro-manage the Company. This Proposal seeks to highlight a significant shareholder deficiency that carries enormous shareholder risk.

AES touts many internal programs as shareholder assurances to the concerns my Proposal raises. AES further suggests shareholder assurances exists in that AES is "...one of the World's largest global power companies..." that is "heavily regulated". Such programs offer no assurance, but rather too often merely serve as window dressing to appease the unsuspected. Nor has AES shown any evidence that their programs are effective. Such has the world experienced with companies like Enron. This Proposal is a step towards preventing AES into becoming another Enron.

3. *Rule 14a-8(i)(4) - The Proposal and supporting statement relate to the redress of a personal claim or grievance against the company.*

AES would have the SEC believe that my Proposal seeks redress of a personal claim, however such a suggestion is not true. Further, my concern of the Company actively taking part in cover-ups is shared by other shareholders at large.

AES misstates the facts in order to make a case for redress and tries to deflect scrutiny by maligning my character. For example, AES states that my employment termination from AES was "...due to performance related matters." This is blatantly false as I was awarded a sizable cash bonus for my strong performance just weeks before my employment was terminated. The fact is that my employment was terminated subsequent to alerting AES Chief Executive Officer, Paul Hanrahan, of numerous illegal activities taking place within AES. AES has made two failed attempts to pay me to be quiet about what I know. See two separate Separation Agreement and General Releases, Exhibit C (note that AES reports here that my employment termination is the result of the Company's reorganization and reduction in workforce plan and not due to performance).

AES further suggests that I am engaged in trying to "...coerce the Company to settle lawsuit..." Such an accretion is clearly self-serving, not to mention false and misleading. On the contrary, it has been AES that has attempted to buy my silence. In their failed attempt, they have resorted to the disgraceful act of disparaging remarks targeted to bring about my submission. In today's environment, AES believes it to absolutely impossible for a person to have the moral integrity to take a stand for what is right, despite the financial consequences.

4. *Rule 14a-8(i)(5) - The Proposal and supporting statements relate to a matter regarding operations of the Company which account for less than 5% of the company's total assets, net earnings, and gross sales and is not otherwise significantly related to the Company's business.*

Again, AES attempts to narrow the focus of the Proposal. The Proposal is not intended to fix the alleged wrong at Shady Point, but rather to fix the believed actions of the Company to cover-up information that is not only critical to shareholders but also heavily influences shareholder decisions related to the purchase and sale of AES securities. The Proposal's supporting statement puts the issue in perspective,

> "The confidence of investors has been deeply shaken by corporate malfeasance at companies, such as Enron, WorldCom, and Tyco. In cases like these, it is often discovered that management mislead investors by covering up and/or by not properly disclosing the truth of very serious matters of great interest. Investors demand that companies adopt good, substantive governance policies to promote sustainable business as well as dependable disclosure of legal compliance by directors and management. Shareholders are extremely at risk with a practice of unethical management actions that go unreported and/or

are displaced by using lower level employees as scape goats in a cover-up. Such actions by management, if unchecked due to a lack of attention by company directors, puts shareholders in the dubious position of bearing enormous financial consequence of such corrupt behavior. Management's past practice, particularly if undertaken successfully, is clear indication of likely current and future practices of management. Shareholders have the right to receive timely, accurate, and responsible reporting of management misconduct."

Clearly this Proposal relates to the total company, not just to Shady Point.

Conclusion

It is plain to see that AES would like nothing better than to avoid shareholder participation, whether warranted or not. Shareholders have a right to know if they are vulnerable to company cover-ups and or intentional misdeeds.

The face of the Proposal is clearly relevant to all shareholders and its purpose well intended. Shareholder need to know the tendency of the Company to participate in cover-ups in order to manage shareholder perceptions. Shareholders do not need another Enron or its devastating impacts. This Proposal, with the support of the SEC, is the right shareholder action. AES has not reasonable demonstrated that it is entitled to exclude the Proposal, nor has AES denied any of the whereas statements which form the basis of the Proposal. I therefore request that the SEC deny AES its no-action letter request.

I will also add that AES has conceded that I do meet the eligibility requirements to submit a shareholder proposal. See attached email from John P. Berkery, Shearman & Sterling LLP, and Exhibit D).

You may contact me with any questions regarding this matter at (317) 885-6999.

Sincerely,



Dwane Ingalls
1600 S. Paddock Rd.
Greenwood, IN 46143

Cc: The AES Corporation
c/o Andrew R. Schleider
Shearman & Sterling LLP
599 Lexington Ave
New York, NY 10022-6069

Exhibit A

Shareholder Proposal

AES SHAREHOLDER PROPOSAL 2008

INDEPENDENT INVESTIGATION AND REPORT

Submitted by Dwane G. Ingalls, 1600 S. Paddock Road, Greenwood, Indiana 46143

Whereas:

- In 1992, AES reported that its Shady Point facility in Oklahoma falsified environmental reports to the United States Environmental Protection Agency and to the state of Oklahoma;

- The announcement resulted in a loss of over 50% of shareholder value;

- AES announced that nine plant technicians were solely responsible for the reported falsification;

- AES Shady Point management was engaged in late night shredding of documents while investigations into the falsification of environmental records were being conducted;

- A member of AES Shady Point management received an employment separation agreement shortly after threatening to publish a "tell-all" book about the falsification incident;

- During the 2007 AES Shareholder's Meeting, when specifically questioned about management's late night shredding of documents at Shady Point during investigations into the falsification of environmental records, Chairman Darman responded that the Board was not aware of the AES Shady Point details; and

- The KPMG 2005-2006 Integrity Survey reported that 74% of US employees observed misconduct in the workplace with half reporting that what they had observed could cause a significant loss of public trust if discovered.

BE IT RESOLVED: The shareholders request the Board of Directors to commission an independent investigation of management's involvement in the falsification of environmental reports at its Shady Point facility, and to issue a report to the shareholders, by December 31, 2008 of the Board's findings together with Board recommendations and company action to be taken as a result of the Board's findings.

STATEMENT OF SUPPORT

The confidence of investors has been deeply shaken by corporate malfeasance at companies, such as Enron, WorldCom, and Tyco. In cases like these, it is often discovered that management mislead investors by covering up and/or by not properly disclosing the truth of very serious matters of great interest. Investors demand that companies adopt good, substantive governance policies to promote sustainable business as well as dependable disclosure of legal compliance by directors and management. Shareholders are extremely at risk with a practice of unethical management actions that go unreported and/or are displaced by using lower level employees as scape goats in a cover-up. Such actions by management, if unchecked due to a lack of attention by company directors, puts shareholders in the dubious position of bearing enormous financial consequence of such corrupt behavior. Management's past practice, particularly if undertaken successfully, is clear indication of likely current and future practices of management. Shareholders have the right to receive timely, accurate, and responsible reporting of management misconduct.

Exhibit B

Exerts from deposition of Mark Adams

STATE OF INDIANA)
) SS:
COUNTY OF MARION)

IN THE SUPERIOR COURT OF MARION COUNTY

DWANE INGALLS

VS CAUSE NO: 49D13-0407-PL-001287

THE AES CORPORATION, A Delaware Corporation; IPALCO ENTERPRISES, INC., an Indiana Corporation; INDIANAPOLIS POWER & LIGHT COMPANY, An Indiana Corporation; and ANN D. MURTLOW, as an Individual and as Present and Chief Executive Officer of the Indianapolis Power & Light Company and IPALCO Enterprises, Inc., and as a Vice-President of the AES Corporation

DEPOSITION OF MARK ADAMS

TAKEN ON JULY 7, 2006

APPEARANCES

For the Plaintiff: Dwane Ingalls
Pro Se
1100 South Paddock Road
Greenwood, Indiana 46143

For the Defendant: Richard P. Winegardner
Kenneth Yerkes
BARNES & THORNBURG
11 South Meridian Street
Indianapolis, Indiana 46204

Also Present: Jim Sadtler
Steve Niemeyer, Videographer

STATE OF INDIANA)
) SS:
COUNTY OF MARION)

IN THE SUPERIOR COURT OF MARION COUNTY

DWANE INGALLS

VS CAUSE NO: 49D13-0407-PL-001287

THE AES CORPORATION, A Delaware Corporation; IPALCO ENTERPRISES, INC., an Indiana Corporation; INDIANAPOLIS POWER & LIGHT COMPANY, An Indiana Corporation; and ANN D. MURTLOW, as an Individual and as Present and Chief Executive Officer of the Indianapolis Power & Light Company and IPALCO Enterprises, Inc., and as a Vice-President of the AES Corporation

The deposition of MARK ADAMS, produced and sworn before me, Christie A. Guthrie, a Notary Public in and for Lawrence County, State of Indiana, in the Jury Room of the Pike Circuit Court, Courthouse, Petersburg, Pike County, Indiana, on the 7th day of July, 2006. This deposition was taken on behalf of the Plaintiff in a certain action now pending in the Superior Court of Marion County in the State of Indiana as referenced hereinabove.

A. Say it again.

Q. 424 Did you ever have a conversation with Ann Murtlow about the termination of Mr. Ingalls' employment?

A. No.

Q. 425 Did you ever have a conversation with anyone about the termination of Mr. Ingalls' employment with IPL/AES?

A. Well, define what you're referring to. I mean, there were conversations about Dwane has left the company. Now, if you're referring to that, yes.

Q. 426 Okay. And in those conversations what was, what exactly was said?

A. Pretty much that.

Q. 427 That Mr. Ingalls left the company? No discussion about Mr. Ingalls was terminated from the company, was fired?

A. Not in those discussions.

Q. 428 Okay. Another follow-up from January where we talked briefly about John Brenich, and you indicated..

A. Brenich.

Q. 429 Brenich. ..and you indicated that he did not work for you. We were talking about his situation at the time of his departure of employment and you indicated you wasn't sure because he didn't work for you at the time.

A. No. That's incorrect. That's not what I was trying to get across. What I was trying to get across was is that the package that was negotiated with John was not negotiated through me, so I don't know what his package was, but yes, he did work for me.

Q. 430 Okay. Are you familiar with a water treatment incident that resulted in AES reports of falsification of records to the EPA and the Oklahoma Water Resource Board in the 1992 time frame?

A. Are you referring to Shady Point?

Q. 431 Yes.

A. Yes.

Q. 432 Okay. And what, explain that. What happened? What was the circumstance, the incident?

A. Basically it was falsifying of documents.

Q. 433 Okay.

A. I mean, that was the whole incident.

Q. 434 And this falsification was by whom?

A. By the, the technicians that worked in the water treatment lab that took the samples.

Q. 435 Okay. And who is Rocky Cullens?

A. He was the follow-up team leader to the original team leader there at, there were two (2) team leaders that covered that dispensation of time. He was the last team leader that worked for Shady Point that was in the back half dispensation of that, at the time those documents were being falsified.

Q. 436 Okay. So was Rocky Cullens a team leader during any period that these documents were being falsified?

A. Yes.

Q. 437 Okay. And, and, when was he hired by AES at Shady Point?

A. Rocky?

Q. 438 Yes.

A. Boy, I don't know, Dwane.

Q. 439 Okay. Is Mr. Cullens, is Rocky Cullens still employed by the AES, any of the AES companies?

A. No.

Q. 440 Okay. And why did he leave?

A. He left-- I could probably--

MR. WINEGARDNER: If you, if you, if you, if you know why he left. And assuming you know not based upon privileged information.

A. Well, the whole severance agreement was privileged.

MR. WINEGARDNER: A severance agreement is likely not privileged. It's maybe confidential, but not privileged.

A. Okay. Basically Dave McMillan, who was the Plant Manager at the time and Rocky came to a point to where Dave felt like Rocky needed to leave.

Q. 441 Now, just so I'm clear, was it Dave McMillan the Plant Manager at the time, or was it Bill Arnold?

A. Bill Arnold was the Plant Manager at the time of the incident. Bill retired afterwards and Dave McMillan came in in about mid '95 and Rocky was still employed at Shady Point at that time and soon after that, I don't remember the exact, I don't remember if it was '95 or '96, Dave chose to do a separation package with Rocky.

Q. 442 You said in 1995 Rocky was still employed.

A. Uh-huh.

Q. 443 Was he physically working at the AES..

A. Yes.

Q. 444 ..facility in 1995?

A. Yes. He was an engineer.

Q. 445 Okay. And, were, were you involved with putting together the separation agreement for Mr. Cullens?

A. Not the agreement.

Q. 446 Were you involved in any way with, with the implementation or the execution of the separation agreement with Rocky Cullens?

A. Only the negotiation of the amount.

Q. 447 Okay. And how is it that you became involved with that negotiation?

A. Well, Pete Conley started the initial separation package for Dave. Pete had to go to Australia, or chose to go to Australia and work on a project that AES had gotten involved in and during that time frame Dave and Rocky had their meetings, which were leading up to the agreement and Pete, prior to that time Dave and Rocky were having their meetings and Pete was assisting and got it to the actual agreement and Pete gave it to Rocky, Rocky took it to his lawyer. There happened to be two (2) agreements that Shady Point used at that time. One was under the age of forty (40) and one was over. Well, this particular one had the language of over forty (40) and so Rocky brought it back to the plant and Dave asked me to sit down and discuss that with Rocky and that's how I got involved initially in the agreement. It from there went back to Dave. I sat down with Dave, explained the issue, went back to Dave, Dave and Rocky met some more and then Dave asked me to meet with Rocky and negotiate a dollar amount to go with the, the severance agreement. That was my involvement.

Q. 448 And was Rocky, Rocky Cullens implicated in any way to the falsification of the water records?

A. What do you mean by "implicated"?

Q. 449 In other words was it, was it felt by anyone in the company that he was personally involved with the falsification of records?

A. Well, as I remember it the whole investigation centered around Bill Arnold and Rocky Cullens and the technicians that worked at the lab, so all those people were involved.

Q. 450 And, do you know, do you have any personal knowledge that the severance discussion was a direct result of out, direct outcome of the investigations related to the water incident?

A. Based on what I remember the severance agreement centered around, no.

Q. 451 Do you have any personal knowledge that Rocky Cullens was actually prepared to go public with factual matters related to the water incident?

A. You just jogged a memory. One of the-- Yes. One of the issues-- Yes. One of the issues did deal with the water treatment, yes.

Q. 452 And what was that?

A. Rocky had, during the time of the, of the investigation Rocky had evidently made connections to write a book and so there was a, as he put it, a book deal, about Shady Point and AES and the, and the implications or whatever.

Q. 453 So as part of the terms of this separation agreement Rocky was to agree to forego any further exploration of this book deal?

A. What I--

MR. WINEGARDNER: Yeah. I'll

object to the extent that it seeks information that's protected by what you know to be a confidentiality clause. If you don't know the details of the agreement then you can answer.

A. I don't know the-- Wait a minute. I don't understand. I don't know the details of the separation agreement, so I can't tell you if it's confidential or not.

MR. WINEGARDNER: Right.

A. So what do you want me to do?

MR. WINEGARDNER: You can answer by, by saying you don't know the details of the agreement you can answer. A question about--

A. The only thing I'm aware of is the three (3) issues that Rocky laid on the table to Dave as far as the settlement agreement. Now whether that's in the agreement or not--

Q. 454 What were those three (3) issues?

MR. WINEGARDNER: You can answer that.

A. I've got to remember them now.

Q. 455 Take your time.

A. There was a, the book deal, the, I don't know what Dave-- This is what Rocky kept talking about. I don't know what Dave agreed to. I just know when I sat down, Pete and I sat down, this is what Rocky talked about.

Q. 456 Okay. At some point Rocky had three (3) issues that you're aware of. What were those issues?

A. Well, one (1) was a book deal, the other one (1) was a misconduct by Dennis Boche in a meeting and the other one (1) kills me, I don't remember. I wouldn't've even remembered the other one if you hadn't said what you said. There was another issue that he had, that he brought up. To me it wasn't, I mean, it, I didn't care. I mean, Dave and him had already discussed, he was rambling as far as I was concerned. The issue that I was there to do was negotiate the settlement dollars for the agreement. As far as I was concerned I didn't know if these items were in the agreement or not. This is just what Rocky wanted to talk about while we were there.

Q. 457 Okay.

A. And, but the bottom line is, is my job there was to negotiate the dollar amount.

Q. 458 So you negotiated, you conducted the final negotiation to the dollar amount. Is that correct?

A. Uh-huh.

Q. 459 And what was that dollar amount?

A. I do not remember the dollar amount.

Q. 460 Was it, would you say it was in line with other severance type packages that you were aware of within AES?

A. What I was aware of in AES I would say it was probably one of the top packages in his, in his field.

Q. 461 And did anyone within AES affiliate businesses express any concern that you're aware of of the book that Rocky had indicated that he was preparing to publish?

A. I never heard about the book deal before. I remember discussing these three (3) items with Dave. When we were over there during this discussion Dave was on, I kept Dave on the phone line to a degree and, you know, it was his call as to what he wanted to do. I was just basically doing the negotiation. Dave was at home, so, I mean, he didn't seem alarmed about any of it.

Q. 462 Okay. And are you aware whether or not Mr. Cullens continued to receive health benefits or wages while not working, while not physically working at the AES facility?

A. The way the package, the way it was negotiated was, is that, "This is it. When you walk out of this hotel you are, it's over and there will be nothing else." Now, by law you're allowed, you're supposed to offer COBRA. I can't, I don't remember if we offered COBRA or not, but I do know that that was it. Rocky came back at the end of the year, called me and requested his bonus for an allocated portion of the year and the response was is that, "That was included in the, in the severance dollar amount." It was large enough to include that, so I would assume by that, no, he didn't receive anything else after he received that payment.

Q. 463 Okay. And you indicated that to your knowledge this was one of the largest settlements..

A. To my knowledge.

Q. 464 ..to your knowledge, the largest settlement, but yet you don't recall the magnitude of this number?

A. No, I don't recall. No, that's not what you asked. You asked for the dollar amount. I don't recall the dollar amount.

Q. 465 Okay. Do you know the magnitude of the severance agreement?

A. Define "magnitude" and I can help you.

Q. 466 Is it in the millions of dollars?

A. No.

Q. 467 Okay. And, and did it include any educational, any educational compensation?

A. Not that I'm aware of. What do you mean by that?

Q. 468 I understand that Mr. Cullens left employment

and, and directly attended dentistry school and is now a licensed dentist.

A. Oh, I don't know. One of his, one of the things he wanted to be able to do was go to dentistry school. I didn't care. I mean, that's one thing he did express, so yeah, I'm, I understood he was going to dentistry school, but they, as far as I remember there was nothing in there that said "This much is for education." It was one lump sum number.

Q. col Okay. And during this water treatment incident were there investigations conducted on site?

A. Yes.

Q. 470 And who conducted those investigations?

A. Hall Estill, a law firm out of Tulsa, and I believe Chadbourne & Parke was involved in that also. I don't know what extent. What I remember is Hall Estill was the main one, but I know Chadbourne & Parke was there, too, so I don't know it was divided up.

Q. 471 Okay. And do you know whether the data for the investigation was secured or were there any measures taken to secure the data to accommodate the investigation?

A. Well, I mean, most of the time the lawyers were in Rocky's office directly across from mine, closed door, locked door, a lot of, a lot of movement of documents in and out of the office, so I, I would assume that based on that it was all under the lawyers' control and they decided what should be locked, where, what documents should be where based on that.

Q. 472 So are you aware whether or not a specific room was dedicated for the storage of documents to be secured for the purposes of the investigation?

A. I don't, I don't remember that, but that's not to say that it wasn't.

Q. 473 And, did you have any occasion to witness any improper access to this data that is, that is under investigation?

MR. WINEGARDNER: Objection. Vague.

A. Yeah, improper access, I mean, I--

Q. 474 Did you-- Let me ask the question differently. Do you have any personal knowledge that anyone, that, of anyone that made access to the data that probably should not have been accessing the data during the investigations?

A. If I understand your question correctly, no, I'm not aware of, I wouldn't be aware of that. Not accessing the data. I mean, I wasn't, at that time I mean, I had only been with the company weeks, so I wouldn't even know what date was being accessed and where it was or what. I'm confused what you're trying to--

Q. 475 Okay. Do you have any personal knowledge of anyone accessing the data during the evening hours when investigators were not on site?

A. The only knowledge I have of anything going on in the evening hours was, was an incident where Rocky was shredding documents, and I use the word "documents", you could say papers, and that's the only thing I have.

Q. 476 Tell me more about that incident. What did you witness?

A. I just basically was there doing some work, I was keeping about the same hours Rocky was, Rocky was staying over trying to do his work because he was being basically, you know, he's being investigated during the day by the lawyers so I went into the, to the file room and copied or something and he was shredding some papers, let's just say paper. He had a box and I asked him what he was doing and he said he was shredding and I said something along the lines of, "That don't look good based on what's going on around here," and he said, "I'm doing what I'm told," along those lines, so I let it go at that and I went to Bill Arnold, I caught Bill the next day or the day after, questioned him about it and he said Rocky was doing some cleaning so later, as I understand it, there was an investigation done toward the shredding of documents and as I understand the result of that investigation, there wasn't anything found as far as missing documents or anything that would've been pertinent to the, to the environmental investigation.

Q. €jœ Who conducted that investigation?

A. I don't remember whether it was Chadbourne & Parke or Hall Estill, it would've been one (1) of those two (2) law firms, I imagine. My guessing.

Q. 478 And, then did you have the occasion to see any of the documents that was being shredded?

A. No. Papers. I shouldn't use the word "documents". I mean, to me, that means something totally different. Let's just say papers.

Q. 479 Okay. So you have no way of knowing whether these papers that Mr. Cullens was being, was shredding during the time of the investigation of the incident was related to the incident or not?

A. Correct. I did not physically see the papers that he was shredding.

Q. 480 And so you don't know that they were not related to the..

A. I don't know either way.

Q. 481 ..subject of the investigation? Okay. But you said at this time, at that time he indicated that he was doing what Mr. Bill Arnold had told him to do?

A. He indicated he was doing what he was told.

Q. 482 Okay.

A. Bill Arnold indicated that Rocky was doing what he had been told to do.

Q. 483 Okay.

A. And I didn't pick up on who told who what, nor did I ask.

MR. INGALLS: Okay. I think I'm through with my questions.

MR. WINEGARDNER: Okay.

MR. INGALLS: Do you want to--

MR. WINEGARDNER: We'll take a very short break and--

MR. INGALLS: Okay. Let's go off the record.

(BRIEF BREAK TAKEN)

MR. WINEGARDNER: We will have no questions.

AND FURTHER DEPONENT SAITH NOT.

____

MARK ADAMS

Exhibit C

Two separate offers of money and other compensation by AES



An AES Company

Ann D. Murtlow
President & CEO

317-261-8760
Fax 317-630-5762

March 12, 2004

Mr. Dwane G. Ingalls
1600 South Paddock Road
Greenwood, IN 46143

Dear Dwane:

Paul Hanrahan forwarded to me your February 26, 2004, letter addressed to him, along with the attachments. Upon review, I agree with your observation that it is in our mutual best interests for IPL and you to reach terms for your departure.

Accordingly, your employment with IPL is terminated effective today, March 12, 2004. I have enclosed a Separation Agreement and General Release which you have 21 days to review and sign. Please direct any questions regarding the Agreement to Mike Woodard.

Sincerely,

Ann Murtlow
President & CEO

Enclosure

Indianapolis Power & Light Company
One Monument Circle · Suite 607 · Indianapolis, IN 46204-2901

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SEPARATION AGREEMENT AND GENERAL RELEASE

Dear Mr. Ingalls:

This letter, upon your signature, will constitute the Agreement between you and The Indianapolis Power & Light Company (together with its subsidiaries, affiliates and related entities) (the "Company") on the terms of your separation from the Company (the "Agreement").

1. Your employment is terminated effective March 12, 2004 (the "Termination Date") as a result of the Company's reorganization and reduction in workforce plan. You will be paid your earned compensation through and including the Termination Date. You have received or will receive by separate cover information regarding your rights to continuation of your health insurance which will cease as of your Termination Date. To the extent that you have such rights, nothing in this Agreement will impair those rights.

2. You have or will return to the Company by the Termination Date, all reports, files, memoranda, records, software, laptops, computer equipment, cellular phones, credit cards, cardkey passes, door and file keys, computer access codes or disks and instructional manuals and other physical or personal property that you received in connection with your employment with the Company that you then have in your possession and you shall not retain any copies, duplicates, reproductions or excerpts thereof. The Company will reimburse you in accordance with its existing policies for any legitimate expenses you incurred on Company business up to and including the Termination Date. You must submit any expense reimbursement requests by March 31, 2004.

3. In consideration for your execution of this Agreement, the Company will provide you an amount equal to nine months' salary in separation pay, less applicable taxes and deductions. The payments shall be paid over nine (9) months in bi-weekly installments less applicable taxes and deductions. The installments shall begin on or about the next regular payroll period after your Termination Date and the Effective Date of this Agreement, whichever date is later, and continue for nine (9) consecutive months. In addition, should you elect to continue your health coverage under COBRA, the Company will pay the premium cost of such coverage presently paid by the Company under the Company's plan for a nine month period which nine month period shall commence at the beginning of the month following your Termination Date and the Effective Date of this Agreement, whichever date is later. In addition, all AES Corporation stock options which were granted to you before January 1, 2002 which have vested on or before your Termination Date and have not expired will expire on the tenth anniversary of their respective grant dates. As you know, your 2003 Long Term Incentive compensation ("LTI") included only performance units. The portion of the 2003 LTI grant vested on or before your Termination Date (i.e., one-third) will be paid out within ninety (90) days after December 31, 2006 according to the IPL 2003 Long Term Incentive Compensation Plan. LTI not vested on or before your Termination Date will not vest. Absent this Agreement you would not be entitled to such severance pay, health care premium, or change in option plan.

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IPL will fund all reasonable expenses, under IPL's current criteria, associated with the current semester of your MBA program but not beyond the current semester.

4. The intent of this section is to secure your promise not to sue the Company, or anyone connected with it, for any harm you may claim to have suffered in connection with your employment or the termination of your employment, in return for the benefits described in this Agreement. Accordingly, in exchange for the payments, benefits and promises described above ("Consideration"), you hereby agree as follows:

(a) Except as otherwise provided in this Section 4(a), you hereby completely release the Company and AES Corporation and all of their past, present and/or future related entities, including but not limited to parents, divisions, affiliates, subsidiaries, officers, directors, stockholders, trustees, employees, agents, representatives, administrators, attorneys, insurers, fiduciaries, predecessors, successors and assigns, in their individual and/or representative capacities (hereinafter collectively referred to as the "Released Parties"), from any and all causes of action, suits, agreements, promises, damages, disputes, controversies, contentions, differences, judgments, claims and demands of any kind whatsoever ("Claims") which you or your heirs, executors, administrators, successors and assigns ever had, now have or may have against the Released Parties, whether known or unknown to you, and whether asserted or unasserted, (i) by reason of your employment and/or cessation of employment with the Company, or (ii) otherwise involving facts which occurred on or prior to the date that you sign this Agreement.

Such released Claims include, without limitation, any and all Claims under Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1871, the Civil Rights Act of 1991, the Fair Labor Standards Act, the Family and Medical Leave Act of 1993, the Age Discrimination in Employment Act, the Americans With Disabilities Act, the Employee Retirement Income Security Act of 1974 (including, without limitation, any claim for severance pay), the Indiana Civil Rights Act and any and all other federal, state or local laws, statutes, rules and regulations pertaining to employment (each as amended); any and all Claims under state contract or tort law; any and all Claims based on the design or administration of any Company employee benefit plan or program or arising under any Company policy, procedure, or employee benefit plan; any and all Claims for wages, commissions, bonuses, continued employment with the Company in any position, and compensatory, punitive or liquidated damages; and any and all Claims for attorneys' fees and costs.

It is the intention of the parties that, to the maximum extent permissible by law, you are hereby waiving all claims of any kind against the Released Parties and releasing the Released Parties from any legal or equitable liabilities with respect to any circumstances existing prior to the effective date of this Agreement.

This Agreement does not apply to rights or claims that may arise after the effective date of this Agreement, nor shall any provision within this Agreement operate to waive or extinguish any rights or claims which, by express and unequivocal terms of law, may not under any circumstances be waived or extinguished.

(b) If you commence, continue, join in, or in any other manner attempt to assert any Claim released herein against any Released Party or otherwise breach the promises made in this letter, you shall reimburse the Released Parties for all attorneys' fees incurred by the Released Parties in defending against such a Claim and the Company shall have a right to the return of all Consideration paid to you pursuant to this letter, minus five hundred dollars ($500.00) together with interest thereon, and to cease furnishing to you any further Consideration described in this letter; provided that this right of return of such Consideration and the cessation of payment of further Consideration is without prejudice to the Released Parties' other rights hereunder, including any right to obtain an agreement and release of any and all claims against the Released Parties;

(c) The Claims released by you pursuant to this Section 4 also include Claims arising under the Age Discrimination in Employment Act of 1967, as amended by the Older Workers' Benefit Protection Act of 1990; and

(d) You agree that you will not bring any lawsuits or claims of any kind against the Company, any of its related or affiliated entities or any Released Party and that you will not accept the benefits of any lawsuits or claims of any kind brought on your behalf against the Company, any of its related entities or any Released Party.

5. The Company is providing you with the benefits described in this letter solely to ease the impact of your separation from employment with the Company. The fact that the Company is offering these benefits to you should not be understood as nor is it intended to be an admission that the Company, any of its related entities or any Released Party has violated your rights (or the rights of anyone else) in any manner whatsoever.

6. You will not, unless required by law, disclose to others any information regarding the following:

(a) The plans, strategies, financial data, practices, procedures, trade secrets, inventions, technology, customer lists, or marketing of the Company or any of its related entities or any Released Party.

(b) The terms of this Agreement, the benefits being paid under it or the fact of such payment; except that you may disclose this information to your attorney, accountant or other professional advisor to whom you must make the disclosure in order for them to render professional services to you. You will instruct them, however, to maintain the confidentiality of this information just as you must. In addition, you will not make, or cause to be made, any statements, observations or opinions, or communicate any information (whether oral or written) (collectively "Statements") including Statements to the press, media, Company employees, AES employees, clients, customer, contractors or any other party, that disparage or are likely in any way to harm the reputation of the Company, AES Corporation, any of their related entities, any Released Party, or any employee of the Company or of AES Corporation. Breach of this provision shall be considered material.

7. In the event that you breach any of your obligations under this Agreement, including but not limited to the provisions of Sections 4 or 6 of this Agreement, or as otherwise

X-4

imposed by law, the Company will be entitled to recover the benefits paid under this Agreement minus five hundred dollars ($500.00) and to obtain all other relief provided by law or equity.

8. By executing this Agreement, you agree and acknowledge that except for the payments, benefits and promises described in this Agreement, you shall not to be entitled to any further payments, benefits, or promises from the Company. This Agreement shall be interpreted, enforced, and governed under the laws of the State of Indiana. The parties further acknowledge that since IPL is based in Indianapolis, Indiana, it needs and desires to defend any litigation against it in Indianapolis, Indiana. Accordingly, the parties expressly agree that any claim of any type brought against IPL must be maintained only in a court sitting in Marion County, Indiana or, if a federal court, the Southern District of Indiana. If any provision of this Agreement is deemed to be unenforceable, it shall not affect the enforceability of the remaining provisions of this Agreement. This document contains the entire agreement between you and the Company concerning the subject matter contained herein.

9. You acknowledge that you are making the following representations to IPL, each of which is an important consideration for IPL's willingness to enter into this Agreement:

(a) that you will not at any time or in any manner, and whether directly or indirectly, criticize or disparage IPL, its parents, subsidiaries, or affiliates, or otherwise provide information, issue statements, or take any other action intended or reasonably likely to result in material harm, embarrassment or humiliation to IPL or its parents, subsidiaries, affiliates (or employees of any of them) or cause or contribute to it or them being held in disrepute by any person, provided that nothing in this subparagraph shall be construed to prohibit testimony compelled under subpoena;

(b) that the payments and other benefits which IPL has offered to you, as stated above, are payments and benefits to which you would not be entitled but for this Agreement;

(c) that you are aware that, by signing this Agreement, you are giving up your right to sue IPL not only on the basis of the discrimination laws mentioned in Section 4 above, but also for any other claims which you may have or believe that you have against IPL in connection with your employment or the separation or termination of your employment including, without limitation, claims for breach of contract and all claims sounding in contract or tort, based upon any event which occurred before you signed this Agreement;

(d) that you have not assigned or attempted to assign nor given to anyone else any claim that you have or believe that you have against IPL;

(e) that you have been given a period of at least twenty-one (21) days (hereinafter referred to as the "consideration period") to review and consider this Agreement before signing it;

(f) that you have also been advised to consult with an attorney prior to executing this Agreement, but understand whether or not you do so is your own decision;

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(g) that you understand if you execute this Agreement you have a period of seven (7) days to revoke, in writing, your acceptance and that this Agreement shall not be effective until expiration of this seven (7) day period (hereinafter referred to as the "revocation period");

(h) that you acknowledge under the penalty of perjury that your execution of this Agreement is knowing, voluntary, and done on the advice of counsel (or with the opportunity to consult with counsel) and that you have been afforded every opportunity to the extent you feel necessary to make a voluntary, knowing, and fully-informed decision to execute this Agreement;

(i) that this Agreement cannot be modified except in writing signed by you and IPL and that, unless otherwise specifically provided for in this Agreement, this Agreement supercedes all prior agreements and understandings, written or oral; and any other employment or severance agreements or arrangements that may have been made by and between you and IPL;

(j) that you have not relied upon any representation or statement not set forth herein made by IPL, its parents, owners, or affiliates, or any of its or their employees, agents, representatives, officers, or directors with regard to the subject matter, basis, or effect of this Agreement or otherwise; and

(k) that you have not been forced or pressured in any manner whatsoever to sign this Agreement.

10. You will be paid by IPL, in the same amount and manner as if you were still an IPL employee (other than deduction for the Wealth Accumulation Plan, which will cease on the Termination Date), during the aforementioned consideration period and revocation period (maximum: 21 plus 7 days.)

11. If you consent to and sign this Agreement within twenty-one (21) days after receipt, you shall have an additional seven (7) days after signing the Agreement to revoke it. You expressly agree that if you execute this Agreement before the expiration of the twenty-one (21) day period, such execution is knowing, voluntary, and done on the advice of counsel (or with the opportunity to consult with counsel). Any revocation shall be in writing and addressed/delivered to the attention of Michael Woodard, Director of Legal Affairs, at One Monument Circle, P.O. Box 1595, Indianapolis, Indiana 46206-1595. This Agreement shall not become effective until the eighth day after you execute this Agreement (the "Effective Day").

To accept this Agreement, please date and sign this document and return it to me. An extra copy for your files is enclosed.

We wish you success in your future endeavors.

BARNES & THORNBURG

11 South Meridian Street
Indianapolis, Indiana 46204-3535 U.S.A.
(317) 236-1313
Fax (317) 231-7433

www.btlaw.com

Kenneth J. Yerkes
(317) 231-7513
Email: ken.yerkes@btlaw.com

May 17, 2004

VIA FACSIMILE and 1st Class, U.S. Mail

Ms. Mary Hoeller
Attorney at Law
36 South Pennsylvania Street
Indianapolis, IN 46204

Re: Dwane Ingalls

Dear Mary:

Confirming our telephone conversation last week, your client, Dwayne Ingalls, will be terminated effective May 31, 2004. He will have until that date to execute the Separation Agreement and General Release previously forwarded to you and Mr. Ingalls. If the Agreement is not executed and returned to me by May 31, 2004, the offer will be withdrawn.

Please call if you have any questions.

Best regards,



Kenneth J. Yerkes

KJY/ps

INDSO2 KJY 655437

X-12

SEPARATION AGREEMENT AND GENERAL RELEASE

Dear Mr. Ingalls:

This letter, upon your signature, will constitute the Agreement between you and The Indianapolis Power & Light Company (together with its subsidiaries, affiliates and related entities) (the "Company") on the terms of your separation from the Company (the "Agreement").

1. Your employment is terminated effective May 31, 2004 (the "Termination Date") as a result of the Company's reorganization and reduction in workforce plan. You will be paid your earned compensation through and including the Termination Date. You have received or will receive by separate cover information regarding your rights to continuation of your health insurance which will cease as of your Termination Date. To the extent that you have such rights, nothing in this Agreement will impair those rights.

2. You have or will return to the Company by the Termination Date, all reports, files, memoranda, records, software, laptops, computer equipment, cellular phones, credit cards, cardkey passes, door and file keys, computer access codes or disks and instructional manuals and other physical or personal property that you received in connection with your employment with the Company that you then have in your possession and you shall not retain any copies, duplicates, reproductions or excerpts thereof. The Company will reimburse you in accordance with its existing policies for any legitimate expenses you incurred on Company business up to and including the Termination Date. You must submit any expense reimbursement requests by May 31, 2004.

3. In consideration for your execution of this Agreement, the Company will provide you an amount equal to nine months' salary in separation pay, less applicable taxes and deductions. The payments shall be paid over nine (9) months in bi-weekly installments less applicable taxes and deductions. The installments shall begin on or about the next regular payroll period after your Termination Date and the Effective Date of this Agreement, whichever date is later, and continue for nine (9) consecutive months. In addition, should you elect to continue your health coverage under COBRA, the Company will pay the premium cost of such coverage presently paid by the Company under the Company's plan for a nine month period which nine month period shall commence at the beginning of the month following your Termination Date and the Effective Date of this Agreement, whichever date is later. In addition, all AES Corporation stock options which were granted to you before January 1, 2002 which have vested on or before your Termination Date and have not expired will expire on the tenth anniversary of their respective grant dates. As you know, your 2003 Long Term Incentive compensation ("LTI") included only performance units. The portion of the 2003 LTI grant vested on or before your Termination Date (i.e., one-third) will be paid out within ninety (90) days after December 31, 2005 according to the IPL 2003 Long Term Incentive Compensation Plan. LTI not vested on or before your Termination Date will not vest. Absent this Agreement you would not be entitled to such severance pay, health care premium, or change in option plan.

IPL will fund all reasonable expenses, under IPL's current criteria, associated with one more semester or quarter, as the case may be, of your current MBA program but not beyond that additional semester or quarter.

4. The intent of this section is to secure your promise not to sue the Company, or anyone connected with it, for any harm you may claim to have suffered in connection with your employment or the termination of your employment, in return for the benefits described in this Agreement. Accordingly, in exchange for the payments, benefits and promises described above ("Consideration"), you hereby agree as follows:

(a) Except as otherwise provided in this Section 4(a), you hereby completely release the Company and AES Corporation and all of their past, present and/or future related entities, including but not limited to parents, divisions, affiliates, subsidiaries, officers, directors, stockholders, trustees, employees, agents, representatives, administrators, attorneys, insurers, fiduciaries, predecessors, successors and assigns, in their individual and/or representative capacities (hereinafter collectively referred to as the "Released Parties"), from any and all causes of action, suits, agreements, promises, damages, disputes, controversies, contentions, differences, judgments, claims and demands of any kind whatsoever ("Claims") which you or your heirs, executors, administrators, successors and assigns ever had, now have or may have against the Released Parties, whether known or unknown to you, and whether asserted or unasserted, (i) by reason of your employment and/or cessation of employment with the Company, or (ii) otherwise involving facts which occurred on or prior to the date that you sign this Agreement.

Such released Claims include, without limitation, any and all Claims under Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1871, the Civil Rights Act of 1991, the Fair Labor Standards Act, the Family and Medical Leave Act of 1993, the Age Discrimination in Employment Act, the Americans With Disabilities Act, the Employee Retirement Income Security Act of 1974 (including, without limitation, any claim for severance pay), the Indiana Civil Rights Act and any and all other federal, state or local laws, statutes, rules and regulations pertaining to employment (each as amended); any and all Claims under state contract or tort law; any and all Claims based on the design or administration of any Company employee benefit plan or program or arising under any Company policy, procedure, or employee benefit plan; any and all Claims for wages, commissions, bonuses, continued employment with the Company in any position, and compensatory, punitive or liquidated damages; and any and all Claims for attorneys' fees and costs.

It is the intention of the parties that, to the maximum extent permissible by law, you are hereby waiving all claims of any kind against the Released Parties and releasing the Released Parties from any legal or equitable liabilities with respect to any circumstances existing prior to the effective date of this Agreement.

This Agreement does not apply to rights or claims that may arise after the effective date of this Agreement, nor shall any provision within this Agreement operate to waive or extinguish any rights or claims which, by express and unequivocal terms of law, may not under any circumstances be waived or extinguished.

(b) If you commence, continue, join in, or in any other manner attempt to assert any Claim released herein against any Released Party or otherwise breach the promises made in this letter, you shall reimburse the Released Parties for all attorneys' fees incurred by the Released Parties in defending against such a Claim and the Company shall have a right to the return of all Consideration paid to you pursuant to this letter, minus five hundred dollars ($500.00) together with interest thereon, and to cease furnishing to you any further Consideration described in this letter; provided that this right of return of such Consideration and the cessation of payment of further Consideration is without prejudice to the Released Parties' other rights hereunder, including any right to obtain an agreement and release of any and all claims against the Released Parties;

(c) The Claims released by you pursuant to this Section 4 also include Claims arising under the Age Discrimination in Employment Act of 1967, as amended by the Older Workers' Benefit Protection Act of 1990; and

(d) You agree that you will not bring any lawsuits or claims of any kind against the Company, any of its related or affiliated entities or any Released Party and that you will not accept the benefits of any lawsuits or claims of any kind brought on your behalf against the Company, any of its related entities or any Released Party.

5. The Company is providing you with the benefits described in this letter solely to ease the impact of your separation from employment with the Company. The fact that the Company is offering these benefits to you should not be understood as nor is it intended to be an admission that the Company, any of its related entities or any Released Party has violated your rights (or the rights of anyone else) in any manner whatsoever.

6. You will not, unless required by law, disclose to others any information regarding the following:

(a) The plans, strategies, financial data, practices, procedures, trade secrets, inventions, technology, customer lists, or marketing of the Company or any of its related entities or any Released Party.

(b) The terms of this Agreement, the benefits being paid under it or the fact of such payment, except that you may disclose this information to your attorney, accountant or other professional advisor to whom you must make the disclosure in order for them to render professional services to you. You will instruct them, however, to maintain the confidentiality of this information just as you must. In addition, you will not make, or cause to be made, any statements, observations or opinions, or communicate any information (whether oral or written) (collectively "Statements") including Statements to the press, media, Company employees, AES employees, clients, customer, contractors or any other party, that disparage or are likely in any way to harm the reputation of the Company, AES Corporation, any of their related entities, any Released Party, or any employee of the Company or of AES Corporation. Breach of this provision shall be considered material.

7. In the event that you breach any of your obligations under this Agreement, including but not limited to the provisions of Sections 4 or 6 of this Agreement, or as otherwise

imposed by law, the Company will be entitled to recover the benefits paid under this Agreement minus five hundred dollars ($500.00) and to obtain all other relief provided by law or equity.

8. By executing this Agreement, you agree and acknowledge that except for the payments, benefits and promises described in this Agreement, you shall not to be entitled to any further payments, benefits, or promises from the Company. This Agreement shall be interpreted, enforced, and governed under the laws of the State of Indiana. The parties further acknowledge that since IPL is based in Indianapolis, Indiana, it needs and desires to defend any litigation against it in Indianapolis, Indiana. Accordingly, the parties expressly agree that any claim of any type brought against IPL must be maintained only in a court sitting in Marion County, Indiana or, if a federal court, the Southern District of Indiana. If any provision of this Agreement is deemed to be unenforceable, it shall not affect the enforceability of the remaining provisions of this Agreement. This document contains the entire agreement between you and the Company concerning the subject matter contained herein.

9. You acknowledge that you are making the following representations to IPL, each of which is an important consideration for IPL's willingness to enter into this Agreement:

(a) that you will not at any time or in any manner, and whether directly or indirectly, criticize or disparage IPL, its parents, subsidiaries, or affiliates, or otherwise provide information, issue statements, or take any other action intended or reasonably likely to result in material harm, embarrassment or humiliation to IPL or its parents, subsidiaries, affiliates (or employees of any of them) or cause or contribute to it or them being held in disrepute by any person, provided that nothing in this subparagraph shall be construed to prohibit testimony compelled under subpoena;

(b) that the payments and other benefits which IPL has offered to you, as stated above, are payments and benefits to which you would not be entitled but for this Agreement;

(c) that you are aware that, by signing this Agreement, you are giving up your right to sue IPL not only on the basis of the discrimination laws mentioned in Section 4 above, but also for any other claims which you may have or believe that you have against IPL in connection with your employment or the separation or termination of your employment including, without limitation, claims for breach of contract and all claims sounding in contract or tort, based upon any event which occurred before you signed this Agreement;

(d) that you have not assigned or attempted to assign nor given to anyone else any claim that you have or believe that you have against IPL;

(e) that you have been given a period of at least twenty-one (21) days (hereinafter referred to as the "consideration period") to review and consider this Agreement before signing it;

(f) that you have also been advised to consult with an attorney prior to executing this Agreement, but understand whether or not you do so is your own decision;

(g) that you understand if you execute this Agreement you have a period of seven (7) days to revoke, in writing, your acceptance and that this Agreement shall not be effective until expiration of this seven (7) day period (hereinafter referred to as the "revocation period");

(h) that you acknowledge under the penalty of perjury that your execution of this Agreement is knowing, voluntary, and done on the advice of counsel (or with the opportunity to consult with counsel) and that you have been afforded every opportunity to the extent you feel necessary to make a voluntary, knowing, and fully-informed decision to execute this Agreement;

(i) that this Agreement cannot be modified except in writing signed by you and IPL and that, unless otherwise specifically provided for in this Agreement, this Agreement supercedes all prior agreements and understandings, written or oral; and any other employment or severance agreements or arrangements that may have been made by and between you and IPL;

(j) that you have not relied upon any representation or statement not set forth herein made by IPL, its parents, owners, or affiliates, or any of its or their employees, agents, representatives, officers, or directors with regard to the subject matter, basis, or effect of this Agreement or otherwise; and

(k) that you have not been forced or pressured in any manner whatsoever to sign this Agreement.

10. You will be paid by IPL, in the same amount and manner as if you were still an IPL employee (other than deduction for the Wealth Accumulation Plan, which will cease on the Termination Date), during the aforementioned consideration period and revocation period (maximum: 21 plus 7 days.)

11. If you consent to and sign this Agreement within twenty-one (21) days after receipt, you shall have an additional seven (7) days after signing the Agreement to revoke it. You expressly agree that if you execute this Agreement before the expiration of the twenty-one (21) day period, such execution is knowing, voluntary, and done on the advice of counsel (or with the opportunity to consult with counsel). Any revocation shall be in writing and addressed/delivered to the attention of Michael Woodard, Director of Legal Affairs, at One Monument Circle, P.O. Box 1595, Indianapolis, Indiana 46206-1595. This Agreement shall not become effective until the eighth day after you execute this Agreement (the "Effective Day").

To accept this Agreement, please date and sign this document and return it to me. An extra copy for your files is enclosed.

We wish you success in your future endeavors.

Very truly yours,

The Indianapolis Power & Light Company

By: ______________________

Name:
Title:

BY SIGNING THIS LETTER, I ACKNOWLEDGE (i) THAT I HAVE HAD AT LEAST 21 DAYS TO CONSIDER ALL OF THE TERMS OF THIS AGREEMENT WITH COUNSEL OF MY CHOICE; (ii) THAT I HAVE READ THIS AGREEMENT AND UNDERSTAND THE TERMS OF THE AGREEMENT; AND (iii) THAT I VOLUNTARILY AGREE TO THEM. I FURTHER UNDERSTAND THAT I MAY REVOKE MY ACCEPTANCE OF THIS AGREEMENT BY SENDING WRITTEN NOTICE OF MY INTENT TO REVOKE MY ACCEPTANCE ADDRESSED TO THE COMPANY AT THE ADDRESS SET FORTH IN PARAGRAPH 10 ABOVE WITHIN SEVEN DAYS AFTER THIS AGREEMENT HAS BEEN EXECUTED AND RETURNED BY ME. IF I HAVE NOT REVOKED MY ACCEPTANCE, THIS AGREEMENT WILL BECOME EFFECTIVE ON THE EIGHTH DAY AFTER IT IS EXECUTED AND RETURNED TO THE COMPANY (THE "EFFECTIVE DATE").

By: ______________________________

Agreed to this ____ day of __________ 2004

INDS02 KJY 640878v1

Exhibit D

Email from John P Berkery, Shearman & Sterling LLP

Dwane Ingalls

From: "John P Berkery" <JBerkery@Shearman.com>
To: "Dwane Ingalls" <ingalls4dwane@msn.com>
Cc: <zafar.hasan@AES.com>
Sent: Thursday, February 07, 2008 8:14 AM
Subject: Re: AES Shareholder Proposal by Ingalls - please confirm receipt of email

Mr. Ingalls,

Thank you for your emails. The Company is now satisfied that you meet the eligibility requirements for submitting a shareholder proposal. However, as I'm sure you are aware, on behalf of the Company, we have submitted a request for no action from the SEC seeking to exclude your proposal from the proxy statement for the 2008 annual meeting of shareholders. A copy of the letter was sent to you via Federal Express. Please let me know if you did not receive the letter.

Regards,

John P. Berkery
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Tel: (212) 848-7765
Fax: (646) 848-7765

SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069

WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

aschleider@shearman.com
(212) 848-7293

February 15, 2008

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Reply of The AES Corporation to Response Letter from Dwane Ingalls Regarding the Exclusion of his Stockholder Proposal

Ladies and Gentlemen:

On February 1, 2008, we submitted on behalf of our client, The AES Corporation (the "Company") a letter (the "Initial Letter") to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") requesting that the Staff not recommend any enforcement action if the Company excluded from its proxy statement for the 2008 Annual Meeting of Stockholders (the "Proxy Statement") the stockholder proposal and supporting statement (the "Proposal") received from Dwane G. Ingalls (the "Proponent").

The Proponent responded to the Initial Letter, in a letter to the Staff dated February 11, 2008 (the "Response Letter). It is the Company's belief that the Proponent's arguments in his Response Letter do not adequately address the arguments or attempt to distinguish the no action letter precedents set forth in the Initial Letter and are therefore without merit. The Company reasserts all of its positions set forth in the Initial Letter (other than the position that the Proponent had not satisfied the eligibility requirements, which he has since cured) and hereby makes the additional points set forth below in rebuttal to the Response Letter.

Without citing any precedent for his position or distinguishing the precedent cited by the Company, the Proponent claims that the Company does not offer a "good cause" for waiver of the 80-day requirement under Rule 14a-8(j). The Company respectfully submits that the facts set forth in the Initial Letter do in fact demonstrate good cause for the waiver of the 80-day requirement and that the Staff has previously waived the 80-day requirement under similar circumstances where the registrant has accelerated the date of its annual meeting, as set forth in the no action letter precedent listed in the Initial Letter. The Company respectfully requests the Staff to grant it the requested relief in accordance with its practice as evidenced by such precedent.

The Proponent argues that his Proposal should not be excluded on the basis of Rule 14a-8(i)(10) because, in his belief, the Proposal has not been substantially implemented. In support of his argument, he (i) makes additional allegations, (ii) states that one of the Company's findings from the investigations — namely, that no one in senior management at Shady Point was involved in the violation — is, in his opinion, not true and (iii) argues that the investigation was not "fully investigated" because, although he was interviewed at length, those investigating the matter refused to allow him back onto company premises to search for documents. The allegations asserted by the Proponent in the Proposal and the Response letter were investigated. While the Proponent may not agree with the results or the methods of the investigations, this does not change the fact that the Shady Point incident has been investigated by three law firms on three separate occasions, reported to regulatory authorities and disclosed to the shareholders, as requested by the Proposal. Accordingly, the Proposal may be excluded from the Proxy Statement because it has been substantially implemented.

The Proponent argues that his Proposal should not be excluded on the basis of Rule 14a-8(i)(4) because, in his belief, the Proposal does not relate to the redress of a personal claim or grievance against the Company. However, the Company continues to believe that the Proponent's Proposal is his latest attempt to harass and annoy the Company and its subsidiaries in retaliation for the termination of his employment as described in the Initial Letter. The Proponent does not deny that the allegations that he raises in his Proposal and desires to have re-investigated are the same allegations that he raised in his wrongful termination lawsuit against the Company. The Staff should be aware that the Proponent's lawsuit was dismissed on summary judgment in December 2007 (but may be appealed). Accordingly, the Company believes that the Proposal may be excluded from the Proxy Statement as it relates to the redress of a personal grievance against the Company and is designed to further the Proponent's personal interest, which is not shared by the Company's other shareholders at large.

In numerous places in the Response Letter, the Proponent claims that his Proposal is not limited to the events at Shady Point. However, the Proposal begins with a list of bulleted points, all of which relate to the Shady Point incident, and the resolution the Proposal seeks to have adopted explicitly states:

> "BE IT RESOLVED: The shareholders request the Board of Directors to commission an independent investigation of management's involvement in the falsification of

> environmental reports **at its Shady Point facility** [emphasis added], and to issue a report to the shareholders, by December 31, 2008 of the Board's findings together with Board recommendations and company action to be taken as a result of the Board's findings."

Based on the plain language of the Proposal, it is difficult to understand how the Proponent can argue that his Proposal relates to matters beyond the Shady Point incident.

However, even if the Staff were to agree with the Proponent's assertion that his Proposal does not merely relate to Shady Point but rather to "a corporate-wide concern," the Company respectfully submits that the subject of the Proposal would come within the purview of the Company's ordinary business operations. In December 2006, the Proponent submitted a similar broad shareholder proposal to be included in the Company's 2007 proxy statement, requesting the Company's Board to create an ethics oversight committee for the purpose of monitoring the Company's business practices to ensure compliance with all applicable laws, rules, regulations and the Company's code of business conduct and ethics. In its letter dated January 9, 2007, the Staff concurred with the Company that such proposal could be excluded from the Company's proxy statement because it related to ordinary business operations. *The AES Corporation (January 09, 2007).* The Company believes that if the Proposal were interpreted to be a request for a company-wide investigation to ensure that there are no "corporate cover-ups," then the Proposal would be very similar to the Proponent's proposal submitted in 2006 and may similarly be excluded under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations. Furthermore, if the Proponent's Proposal is to be considered a request for a company-wide investigation, the Company respectfully submits that the Proposal may be excluded under Rule 14a-8(i)(3) because it is inherently vague, since it does not specify the scope of the investigation sought or otherwise provide sufficient guidance for implementation.

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 848-7293, John Berkery at (212) 848-7765, Brian Miller, Executive Vice-President, General Counsel, and Corporate Secretary of the Company at (703) 682-6427 or Zafar Hasan, Assistant General Counsel of the Company at (703) 682-1110.

Very truly yours,



Andrew R. Schleider

cc: Dwane G. Ingalls
Mr. Brian Miller, The AES Corporation
Mr. Zafar Hasan, The AES Corporation
John P. Berkery, Shearman & Sterling LLP

RECEIVED
2008 FEB 20 PM 5:02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 19, 2008

Via Federal Express
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: No-Action Letter Sought by The AES Corporation with regards to a Shareholder Proposal by Dwane G. Ingalls for Inclusion in the Proxy Statement of The AES Corporation pursuant to Rule 14a-8

Dear Securities and Exchange Commission representatives:

Please consider the following comments to the following two issues:

1. Reply by AES dated February 15, 2008; and,
2. Proponent's objection to AES' Opposition Statement as it contains materially false or misleading statements

Comments to AES' February 15, 2008 reply

AES continues to offer words without substance to support their subject request. For example, AES continues to assert that Shady Point investigations are a matter of fact; however, AES provided no evidence of such fact – but rather asks that everyone rely upon their word. To my knowledge, reports from these so-called independent investigations have not been released. Nor has AES established such investigations as independent. On the contrary, I have provided sworn testimony evidence of a very senior person in the AES organization that has given testimony in July 2006 that clearly suggests that AES management was involved in a cover-up of the falsification of environmental records to governmental authorities and further suggests that any so-called investigations were anything but independent or legitimate.

AES has further established their view that any action by a shareholder in opposition to the company is characterized as attempts to merely harass and annoy the company. While AES is free to conjure up such self-serving characterizations, the intent of shareholder rights does not support, nor find such characterizations relevant.

I continue to stand upon my February 11, 2008 support in opposition to AES' request. Shareholders have a right to protect their significant interests, just as the Proposal sets out to accomplish. It was corporate cover-ups at Enron that precluded shareholder attention and ultimately brought about enormous devastation. I hope to prevent a repeat with AES.

AES' Opposition Statement contains materially false or misleading statements

AES has now provided me with their proposed Board's Statement in Opposition to my proposal. See Exhibit 1. The proposed statement contains materially false or misleading statements. In particular, AES states in their first bullet point that "...it was determined that water discharge data at the Company's Shady Point facility had been falsified by certain technicians and low-level managers at the facility, but that no one in senior management at Shady Point was involved in the violation." At the time in question, AES was well known for having an extremely flat organization. AES often boasted that there were merely two organization levels between the CEO of AES and the technicians within AES facilities. Given this, every level of management is substantial and the attempt to use phrases such as "low-level managers" and "senior management at Shady Point" are very misleading to shareholders.

Within its recommendation to the shareholder Proposal, the Board of AES states, "Proxies solicited by the Board of Directors will be voted 'Against' this proposal unless a stockholder indicates otherwise in voting the proxy." Given that such a condition has not been used by AES in its proxy voting in at least the recent past, such a condition is misleading and perhaps deceptive to the shareholders. Presumably AES does not intend to hold this condition to **all** proposals presented in this year's proxy material.

You may contact me with any questions regarding this matter at (317) 885-6999.

Sincerely,



Dwane Ingalls
1600 S. Paddock Rd.
Greenwood, IN 46143

Cc: The AES Corporation
c/o Andrew R. Schleider
c/o John P. Berkery
Shearman & Sterling LLP
599 Lexington Ave
New York, NY 10022-6069

Exhibit 1

AES Board's Statement in Opposition to Proposal No. XX

PROPOSAL NO. XX

Stockholder Proposal on Investigation into the AES Shady Point Facility

AES has received a stockholder proposal from Dwane G. Ingalls (the "Proponent"). The Proponent has requested the Company to include the following proposal and supporting statement in its proxy statement for the Annual Meeting of Stockholders. The proposal may be voted on at the Annual Meeting only if properly presented by the Proponent or the Proponent's qualified representative.

Proponent's Proposal:

"Whereas:

- In 1992, AES reported that its Shady Point facility in Okalahoma falsified environmental reports to the United States Environmental Protection Agency and to the state of Oklahoma;
- The announcement resulted in a loss of over 50% of shareholder value;
- AES announced that nine plant technicians were solely responsible for the reported falsification;
- AES Shady Point management was engaged in late night shredding of documents while investigations into the falsification of environmental records were being conducted;
- A member of AES Shady Point management received an employment separation agreement shortly after threatening to publish a "tell-all" book about the falsification incident;
- During the 2007 AES Shareholder's Meeting, when specifically questioned about management's late night shredding of documents at Shady Point during investigations into the falsification of environmental records, Chairman Darman responded that the Board was not aware of the AES Shady Point details; and
- The KPMG 2005-2006 Integrity Survey reported that 74% of US employees observed misconduct in the workplace with half reporting that what they had observed could cause a significant loss of public trust if discovered.

BE IT RESOLVED: The shareholders request the Board of Directors to commission an independent investigation of management's involvement in the falsification of environmental reports at its Shady Point facility, and to issue a report to the shareholders, by December 31, 2008 of the Board's findings together with Board recommendations and company action to be taken as a result of the Board's findings."

Supporting Statement:

"The confidence of investors has been deeply shaken by corporate malfeasance at companies, such as Enron, WorldCom, and Tyco. In cases like these, it is often discovered that management mislead [*sic*] investors by covering up and/or by not properly disclosing the truth of very serious matters of great interest. Investors demand that companies adopt good, substantive governance policies to promote sustainable business as well as dependable disclosure of legal compliance by directors and management. Shareholders are extremely at risk with a practice of unethical management actions that go unreported and/or are displaced by using lower level employees as scape goats [*sic*] in a cover-up. Such actions by management, if unchecked due to a lack of attention by company directors, puts shareholders in the dubious position of bearing enormous financial consequence of such corrupt behavior. Management's past practice, particularly if undertaken successfully, is clear indication of likely current and future practices of management. Shareholders have the right to receive timely, accurate, and responsible reporting of management conduct."

Board's Statement in Opposition to Proposal No. XX

The Board believes that this Proposal is not in the interests of the Company or its stockholders because the Company has already taken the following actions:

- The Company has thoroughly investigated the subject matter of this Proposal, including conducting an internal investigation and appointing three law firms to conduct three separate independent investigations. From these investigations it was determined that water discharge data at the Company's Shady Point facility had been falsified by certain technicians and low-level managers at the facility, but that no one in senior management at Shady Point was involved in the violations.
- In 1992, the Company self-reported the incident to the proper federal and state regulatory authorities, paid a fine and agreed to take stipulated remedial action.
- The Company informed stockholders of the matter by issuing a press release and sending a letter to shareholders in June 1992 and also addressed the matter in its 1992 annual report.
- The Company disciplined those employees found responsible for the incident, including reducing their salary by 50% for three months, transferring them from the water treatment area to entry level positions elsewhere in the plant and also requiring them to complete a course in ethical behavior.
- The Company also instituted procedures and safeguards to ensure that a similar incident will not be repeated. The Company currently has in place an environmental review process pursuant to which AES businesses, including Shady Point, are audited on a three-year cycle for compliance with AES environmental guidelines. The audit teams are comprised of AES personnel from facilities other than the facility being audited and, in some cases, external environmental experts. The results of these audits are tracked on a company-wide basis and reported to the Company's Nominating, Governance and Corporate Responsibility Committee. The Company also strengthened the section on compliance with law in the company-wide training program.

Since the matter referred to in the Proposal relates to an incident which occurred over 15 years ago, has been thoroughly investigated, reported to authorities and disclosed to stockholders, and since the Company has disciplined those responsible and instituted other procedures to guard against future occurrence of this nature, the Board believes that the action which the Proposal requests to be taken has already been performed, is therefore unnecessary and would provide no benefit to the Company or its stockholders.

Recommendation of the Board

The Board of Directors recommends a vote "AGAINST" this proposal for the reasons discussed above. Proxies solicited by the Board of Directors will be voted "AGAINST" this proposal unless a stockholder indicates otherwise in voting the proxy.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The AES Corporation
Incoming letter dated February 1, 2008

The proposal requests the board to commission an independent investigation of management's involvement in the falsification of environmental reports at its Shady Point facility, and to issue a report of the board's findings together with board recommendations and company action to be taken as a result of the board's findings.

There appears to be some basis for your view that AES may exclude the proposal under rule 14a-8(i)(7), as relating to AES's ordinary business operations (i.e., general conduct of a legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if AES omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AES relies.

We note that AES did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Nothing the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END